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                                                     Pursuant to Rule 424(b)(5)
                                                     Registration No. 333-37247

PROSPECTUS SUPPLEMENT

(To Prospectus dated January 29, 1998)

                               10,000,000 SHARES

                        GENERAL GROWTH PROPERTIES, INC.

                                  COMMON STOCK

                            ------------------------

     The common stock is listed on the New York Stock Exchange under the symbol "GGP". The last reported sale price of the common stock on July 8, 1999 was $34.88 per share.

     There are restrictions on ownership of the common stock designed to preserve GGP's status as a real estate investment trust for federal income tax purposes. See "Description of Common Stock -- Restrictions on Transfer" beginning on page 5 of the accompanying prospectus for information about these restrictions.

     SEE "RISK FACTORS" BEGINNING ON PAGE S-3 FOR INFORMATION ABOUT FACTORS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

     Lehman Brothers has agreed to purchase from GGP the common stock offered by this prospectus supplement for an aggregate purchase price of $332,225,000. GGP has granted Lehman Brothers an option for 30 days to purchase up to 1,000,000 additional shares of common stock, solely to cover over-allotments. If Lehman Brothers exercises this option in full, the total proceeds to GGP will be $365,447,500, before deducting expenses payable by GGP, estimated to be approximately $500,000.

     Lehman Brothers proposes to offer the common stock offered by this prospectus supplement from time to time for sale in one or more transactions on the New York Stock Exchange, in the over-the-counter market or otherwise, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices, subject to prior sale when, as and if delivered to and accepted by Lehman Brothers.

                            ------------------------

     Lehman Brothers expects to deliver the shares against payment in New York, New York on July 14, 1999.

                                LEHMAN BROTHERS

JULY 8, 1999
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                                  RISK FACTORS

     Prospective investors should carefully consider, among other factors, the matters described below.

THE VALUE AND INCOME OF REAL ESTATE INVESTMENTS FLUCTUATE DUE TO VARIOUS FACTORS INCLUDING THOSE DESCRIBED BELOW.

     THE VALUE OF REAL ESTATE INVESTMENTS FLUCTUATES DEPENDING ON CONDITIONS IN THE GENERAL ECONOMY AND THE REAL ESTATE BUSINESS. THESE CONDITIONS MAY ALSO LIMIT OUR REVENUES AND AVAILABLE CASH.

     An enclosed mall shopping center's revenues and value may be adversely affected by a number of factors, including:

     - the national and regional economic climates;

     - local real estate conditions, such as an oversupply of retail space;

     - perceptions by retailers or shoppers of the safety, convenience and attractiveness of the shopping center; and

     - convenience and quality of competing shopping centers and other retailing options such as the Internet.

In addition, other factors may adversely affect an enclosed mall shopping center's value without necessarily affecting its current revenues, including:

     - changes in governmental regulations, zoning or tax laws;

     - potential environmental or other legal liabilities;

     - availability of financing; and

     - changes in interest rate levels.

     WE DEPEND ON LEASING SPACE TO TENANTS ON ECONOMICALLY FAVORABLE TERMS AND COLLECTING RENT FROM OUR TENANTS, WHO MAY NOT BE ABLE TO PAY.

     Our results of operations will depend on our ability to continue to lease space in our properties on economically favorable terms. In addition, as substantially all of our income is derived from rentals of real property, our income and cash available for distribution to our stockholders would be adversely affected if a significant number of our lessees were unable to meet their obligations to us. If the sales of stores operating in our centers decline sufficiently, tenants might be unable to pay their existing minimum rents or expense recovery charges, since these rents and charges would represent a higher percentage of their sales. In addition, if our tenants' sales decline, new tenants would be less likely to be willing to pay minimum rents as high as they would otherwise pay. If there is a recession, these risks would increase.

     BANKRUPTCY OF TENANTS MAY DECREASE OUR REVENUES AND AVAILABLE CASH.

     A number of companies in the retail industry, including some of our tenants, have declared bankruptcy in recent years. The bankruptcy or insolvency of a major tenant, particularly an anchor tenant, may have a material adverse effect on the enclosed mall shopping centers affected and the income produced by these properties and may make it substantially more difficult to lease the remainder of the affected enclosed mall shopping centers. Our leases generally do not contain restrictions designed to ensure the creditworthiness of the tenant. As a result, the bankruptcy or insolvency of a major tenant could result in a lower level of cash available for distribution to our stockholders.

     IT MAY BE DIFFICULT TO BUY AND SELL REAL ESTATE QUICKLY, AND TRANSFER RESTRICTIONS APPLY TO SOME OF OUR MORTGAGED PROPERTIES.

     Equity real estate investments are relatively illiquid, and this characteristic tends to limit our ability to vary our portfolio promptly in response to changes in economic or other conditions. In addition, significant expenditures associated with each equity investment, such as mortgage payments, real estate taxes and

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maintenance costs, are generally not reduced when circumstances cause a reduction in income from the investment. If income from a property declines while the related expenses do not decline, our income and cash available for distribution to our stockholders would be adversely affected. A significant portion of our properties are mortgaged to secure payment of indebtedness, and if we were unable to meet our mortgage payments, we could lose money as a result of foreclosure on the properties by the various mortgagees. In addition, if it becomes necessary or desirable for us to dispose of one or more of the mortgaged properties, we might not be able to obtain a release of the lien on the mortgaged property without payment of the associated debt. The foreclosure of a mortgage on a property or inability to sell a property could affect the level of cash available for distribution to our stockholders. If persons selling properties to us wish to defer the payment of taxes on the sales proceeds, we are likely to pay them in units of limited partnership interest in GGP Limited Partnership, which we call the "Operating Partnership". In transactions of this kind, we may also agree, subject to certain exceptions, not to sell the acquired properties for significant periods of time.

WE MAY ACQUIRE OR DEVELOP NEW PROPERTIES, AND THIS MAY CREATE RISKS.

     We intend to continue to pursue development and expansion activities as opportunities arise. In connection with any development or expansion, we will incur various risks, including:

     - the risk that we may abandon development or expansion opportunities that we explore;

     - the risk that construction costs of a project may exceed original estimates or available financing, possibly making the project unprofitable;

     - the risk that we may not be able to refinance construction loans, which generally have full recourse to us;

     - the risk that occupancy rates and rents at a completed project will not meet projections, and will therefore be insufficient to make the project profitable; and

     - the need for anchor, mortgage lender and property partner approvals, if applicable, for expansion activities.

If a development project is unsuccessful, our loss could exceed our investment in the project.

     We have experienced rapid growth in recent years, increasing our total consolidated assets from approximately $1,758 million at December 31, 1996 to approximately $4,139 million at March 31, 1999. We may continue this rapid growth for the foreseeable future by acquiring or developing properties when we believe that market circumstances and investment opportunities are attractive. We may not, however, be able to manage our growth effectively or to maintain a similar rate of growth in the future, and the failure to do so may have a material adverse effect on our financial condition and results of operations.

     If we borrow funds or assume indebtedness to acquire or develop properties, the Operating Partnership's indebtedness as a percentage of GGP's asset value or market capitalization might increase. If this happens, the increased leverage may impair our ability to take actions that would otherwise be in the best interests of GGP and our security holders. If our indebtedness increases significantly, the Operating Partnership might not be able to make required principal and interest payments with respect to indebtedness. See also "-- Our organizational and financial structure gives rise to operational and financial risks, including those described below -- We have substantial indebtedness, and this indebtedness may increase" for further information about our leverage.

WE MAY INCUR COSTS TO COMPLY WITH ENVIRONMENTAL LAWS.

     Under various federal, state or local laws, ordinances and regulations, a current or previous owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances released at a property, and may be held liable to a governmental entity or to third parties for property damage or personal injuries and for investigation and clean-up costs incurred by the parties in connection with the contamination. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release of the hazardous or toxic substances. The presence of contamination or

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the failure to remediate contamination may adversely affect the owner's ability to sell or lease real estate or to borrow using the real estate as collateral. Other federal, state and local laws, ordinances and regulations require abatement or removal of asbestos-containing materials in the event of demolition or some renovations or remodeling and also govern emissions of and exposure to asbestos fibers in the air. Federal and state laws also regulate the operation and removal of underground storage tanks. In connection with the ownership, operation and management of our properties, we could be held liable for the costs of remedial action with respect to these regulated substances or tanks or related claims.

     Each of our properties has been subjected to varying degrees of environmental assessment at various times. The environmental assessments did not reveal any material environmental condition. However, the identification of new areas of contamination, a change in the extent or known scope of contamination, the discovery of additional sites or changes in cleanup requirements could result in significant costs to us. See "Business -- Environmental Matters" in our Annual Report on Form 10-K for the year ended December 31, 1998, which is incorporated by reference in the prospectus accompanying this prospectus supplement, for more information about environmental conditions at our properties.

WE ARE IN A COMPETITIVE BUSINESS.

     There are numerous shopping facilities that compete with our properties in attracting retailers to lease space. In addition, retailers at our properties face continued competition from discount shopping centers, outlet malls, wholesale and discount shopping clubs, direct mail, telemarketing, television shopping networks and, most recently, shopping via the Internet. Competition of this type could adversely affect our revenues and cash available for distribution to stockholders.

     We compete with other major real estate investors with significant capital for attractive investment opportunities. These competitors include other real estate investment trusts, or REITs, investment banking firms and private institutional investors. This competition has increased prices for commercial properties and may impair our ability to make suitable property acquisitions on favorable terms in the future. See "Business -- Competition" in our Annual Report on Form 10-K for the year ended December 31, 1998, which is incorporated by reference in the prospectus accompanying this prospectus supplement, for more information about competition in our markets.

WE MAY NOT BE ABLE TO OBTAIN CAPITAL TO MAKE INVESTMENTS.

     We depend primarily on external financing to fund the growth of our business. This is because one of the requirements of the Internal Revenue Code for a REIT is that it distribute 95% of its net taxable income, excluding net capital gains, to its stockholders. Our access to debt or equity financing depends on banks' willingness to lend to us and on conditions in the capital markets in general. We and other companies in the real estate industry have experienced less favorable terms for bank loans and capital markets financing from time to time. Although we believe, based on current market conditions, that we will be able to finance any investments we wish to make in the foreseeable future, financing might not be available on acceptable terms. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources of the Company" in our Annual Report on Form 10-K for the year ended December 31, 1998 and in our Quarterly Report on Form 10-Q for the quarter ended March 31, 1999, and the Notes to the Consolidated Financial Statements in the same reports, which are incorporated by reference in the accompanying prospectus, for information about our available sources of funds.

SOME OF OUR POTENTIAL LOSSES MAY NOT BE COVERED BY INSURANCE.

     We carry comprehensive liability, fire, flood, earthquake, extended coverage and rental loss insurance on all of our properties. We believe the policy specifications and insured limits of these policies are adequate and appropriate. There are, however, some types of losses, including lease and other contract claims, that generally are not insured. If an uninsured loss or a loss in excess of insured limits occurs, we could lose all or a portion of the capital we have invested in a property, as well as the anticipated future revenue from the property. If this happens, we might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property.
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OUR ORGANIZATIONAL AND FINANCIAL STRUCTURE GIVES RISE TO OPERATIONAL AND
FINANCIAL RISKS, INCLUDING THOSE DESCRIBED BELOW.

     WE HAVE SUBSTANTIAL INDEBTEDNESS, AND THIS INDEBTEDNESS MAY INCREASE.

     As of March 31, 1999, we had aggregate indebtedness outstanding of approximately $2,753 million, approximately $2,506 million of which was secured by our properties. A majority of the secured indebtedness was non-recourse to GGP, while approximately $247 million of our aggregate indebtedness was unsecured, recourse indebtedness of the Operating Partnership. In addition, the Operating Partnership has guaranteed $200 million of indebtedness of some of our subsidiaries. We anticipate incurring substantial additional indebtedness to finance acquisitions or for other corporate purposes.

     On July 1, 1999, we extended the maturity of approximately $833 million of our indebtedness from its scheduled maturity on July 1, 1999 to October 1, 1999. Although we currently expect to refinance that indebtedness before or on its maturity through the issuance of commercial mortgage backed securities or other debt or equity securities, we might not be able to refinance or repay that indebtedness or other indebtedness at maturity. See "Use of Proceeds" and "Recent Developments" for more information about our present plans in this regard.

     WE SHARE CONTROL OF SOME OF OUR PROPERTIES WITH OTHER INVESTORS AND MAY HAVE CONFLICTS OF INTEREST WITH THOSE INVESTORS.

     We own partial interests ranging from approximately 16 2/3% to 51% in 33 shopping centers. We generally make all operating decisions for these shopping centers, but we are required to make some major decisions jointly with the other investors who have interests in the relevant property or properties. For example, the consent of each of the other relevant investors could be required with respect to refinancing, encumbering, expanding or selling any of these properties. We might not have the same interests as the other investors in relation to these transactions. Accordingly, we might not be able to favorably resolve any of these issues, or we might have to provide financial or other inducement to the other investors to obtain a favorable resolution.

     In addition, various restrictive provisions and rights apply to sales or transfers of interests in our jointly owned properties. These may work to our disadvantage because, among other things, we might be required to make decisions about buying or selling interests in a property or properties at a time that is disadvantageous to us.

     BANKRUPTCY OF JOINT VENTURE PARTNERS COULD IMPOSE DELAYS AND COSTS ON US WITH RESPECT TO THE JOINTLY OWNED SHOPPING CENTERS.

     The bankruptcy of one of the other investors in any of our jointly owned shopping centers could materially adversely affect the relevant property or properties. Under the bankruptcy laws, we would be precluded by the automatic stay from taking some actions affecting the estate of the other investor without prior approval of the bankruptcy court, which would, in most cases, entail prior notice to other parties and a hearing in the bankruptcy court. At a minimum, the requirement to obtain court approval may delay the actions we want to take. If the relevant joint venture through which we have invested in a property has incurred recourse obligations, the discharge in bankruptcy of one of the other investors might result in our ultimate liability for a greater portion of those obligations than we would otherwise bear.

     WE DO NOT CONTROL SOME OF OUR AFFILIATES.

     Some of our businesses, including the corporations that provide all of our management, operating and leasing services, are currently conducted through corporations in which we own all of the non-voting preferred stock and none of the voting common stock. We refer to these corporations as "preferred stock affiliates". Ownership of the non-voting preferred stock entitles us to substantially all of the distributed income of these affiliates. The voting common stock of the preferred stock affiliates is owned by several of our officers. Accordingly, we are not able to elect the Boards of Directors of the preferred stock affiliates and do not have the authority to control the management and operations of these affiliates or the timing or

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amount of dividends paid by them. We therefore do not have the authority to require that funds be distributed to us by any of these entities.

     WE DEPEND ON OUR DIRECT AND INDIRECT SUBSIDIARIES' DIVIDENDS AND DISTRIBUTIONS. THESE SUBSIDIARIES' CREDITORS AND PREFERRED SECURITY HOLDERS ARE ENTITLED TO PAYMENT OF AMOUNTS PAYABLE TO THEM BY THE SUBSIDIARIES BEFORE THE SUBSIDIARIES MAY PAY ANY DIVIDENDS OR DISTRIBUTIONS TO US.

     Substantially all of our assets consist of our general partnership interest in the Operating Partnership. The Operating Partnership holds substantially all of its properties and assets through subsidiaries, including subsidiary partnerships, limited liability companies and corporations that have elected to be taxed as real estate investment trusts. The Operating Partnership therefore derives substantially all of its revenue from cash distributions to it by its subsidiaries, and we in turn derive substantially all of our revenue from cash distributions to us by the Operating Partnership. The creditors of each of our direct and indirect subsidiaries are entitled to payment of that subsidiary's obligations to them, when due and payable, before that subsidiary may make distributions to its equity holders. Thus, the Operating Partnership's ability to make distributions to its partners, including us, depends on its subsidiaries' ability first to satisfy their obligations to their creditors and then to make distributions to the Operating Partnership. Similarly, our ability to pay dividends to holders of common stock depends on the Operating Partnership's ability first to satisfy its obligations to its creditors and then to make distributions to us.

     In addition, we will have the right to participate in any distribution of the assets of any of our direct or indirect subsidiaries upon the liquidation, reorganization or insolvency of the subsidiary only after the claims of the creditors, including trade creditors, and preferred security holders, if any, of the subsidiary are satisfied. Our common stockholders, in turn, will have the right to participate in any distribution of our assets upon the liquidation, reorganization or insolvency of GGP only after the claims of our creditors, including trade creditors, and preferred security holders are satisfied.

     WE MIGHT FAIL TO QUALIFY OR REMAIN QUALIFIED AS A REIT.

     Although we believe that we will remain structured and will continue to operate so as to qualify as a real estate investment trust for federal income tax purposes, we might not continue to be so qualified. Qualification as a REIT for federal income tax purposes involves the application of highly technical and complex provisions of the Internal Revenue Code of 1986, as amended, for which there are only limited judicial or administrative interpretations. Therefore, the determination of various factual matters and circumstances not entirely within our control may impact our ability to qualify as a REIT. In addition, legislation, new regulations, administrative interpretations or court decisions might significantly change the tax laws with respect to the requirements for qualification as a REIT or the federal income tax consequences of qualification as a REIT. President Clinton's fiscal year 2000 budget plan and a proposal that has been introduced in the House of Representatives contain a number of provisions that could affect the way we conduct our business. At this time it is unclear whether this proposal will be enacted into law and, if enacted into law, the exact form these provisions would take and the effect that they would have upon our operations, if any.

     If, with respect to any taxable year, we fail to maintain our qualification as a REIT, we would not be allowed to deduct distributions to stockholders in computing our taxable income and federal income tax, including any applicable alternative minimum tax, would apply to our taxable income at regular corporate rates. As a result, the amount available for distribution to stockholders would be reduced for the year or years involved, and we would no longer be required to make distributions. In addition, unless we were entitled to relief under the relevant statutory provisions, we would also be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost. Notwithstanding that we currently intend to operate in a manner designed to allow us to qualify as a REIT, future economic, market, legal, tax or other considerations may cause us to determine that it is in our best interest and the best interest of our stockholders to revoke the REIT election.

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     OUR CHARTER DOCUMENTS AND STOCKHOLDER RIGHTS PLAN AND APPLICABLE LAW MAY
     HINDER ANY ATTEMPT TO ACQUIRE US.

     Generally, for GGP to maintain its qualification as a REIT under the Internal Revenue Code, not more than 50% in value of the outstanding shares of capital stock of GGP may be owned, directly or indirectly, by five or fewer individuals at any time during the last half of GGP's taxable year. The Internal Revenue Code defines "individuals" for purposes of the requirement described in the preceding sentence to include some types of entities. Under GGP's Second Amended and Restated Certificate of Incorporation, as amended, no person other than Martin Bucksbaum, Matthew Bucksbaum, their families and related trusts may own more than 7.5% of the value of the outstanding capital stock. See "Description of Common Stock -- Restrictions on Transfer" in the accompanying prospectus for more information about these ownership restrictions. These restrictions on transferability and ownership may delay, deter or prevent a change in control of GGP or other transaction that might involve a premium price or otherwise be in the best interest of the stockholders.

     GGP's Board of Directors is divided into three classes of directors. Directors of each class are chosen for three-year staggered terms. Staggered terms of directors may reduce the possibility of a tender offer or an attempt to change control of GGP, even though a tender offer or change in control might be in the best interest of our stockholders.

     GGP's charter authorizes the Board Directors:

     - to cause GGP to issue additional authorized but unissued shares of common stock or preferred stock;

     - to classify or reclassify, in one or more series, any unissued preferred stock; and

     - to set the preferences, rights and other terms of any classified or reclassified stock that GGP issues.

The Board of Directors could establish a series of preferred stock whose terms could delay, deter or prevent a change in control of GGP or other transaction that might involve a premium price or otherwise be in the best interest of our stockholders.

     GGP has a stockholder rights plan, which may delay, deter or prevent a change in control of GGP unless the acquiror negotiates with the Board of Directors of GGP and the Board approves the transaction. See "Description of Common Stock -- Stockholder Rights Plan" in this prospectus supplement for more information about the stockholder rights plan. GGP's charter and bylaws contain other provisions that may delay, deter or prevent a change in control of GGP or other transaction that might involve a premium price or otherwise be in the best interest of the stockholders.

     GGP is a Delaware corporation, and Section 203 of the Delaware General Corporation Law applies to GGP. In general, Section 203 prevents an "interested stockholder", as defined in the next sentence, from engaging in a "business combination", as defined in the statute, with GGP for three years following the date that person becomes an interested stockholder unless:

     - before that person became an interested stockholder, the Board of Directors of GGP approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

     - upon completion of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owns at least 85% of GGP's voting stock outstanding at the time the transaction commenced, excluding stock held by directors who are also officers of GGP and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held under the plan will be tendered in a tender or exchange offer; or

     - following the transaction in which that person became an interested stockholder, the business combination is approved by GGP's Board of Directors and authorized at a meeting of stockholders

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       by the affirmative vote of the holders of at least two-thirds of GGP's outstanding voting stock not owned by the interested stockholder.

The statute defines "interested stockholder" to mean generally any person that is the owner of 15% or more of the outstanding voting stock of the corporation or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately before the date of determination. The provisions of this statute may delay, deter or prevent a change in control of GGP or other transaction that might involve a premium price or otherwise be in the best interests of stockholders. See "Description of Common Stock -- Delaware Anti-Takeover Statute" in the accompanying prospectus for more information about this statute.

THE MARKET FOR OUR COMMON STOCK GIVES RISE TO VARIOUS RISKS, INCLUDING THOSE DESCRIBED BELOW.

     WE HAVE MANY SHARES OF COMMON STOCK AVAILABLE FOR FUTURE SALE, WHICH COULD HURT THE MARKET PRICE OF OUR COMMON STOCK.

     As of July 1, 1999, 19,820,231 shares of common stock were reserved for issuance upon redemption of units of the Operating Partnership. In addition, we have reserved a number of shares of common stock for issuance under our employee benefit plans, and these shares will be available for sale from time to time. We have granted options to purchase additional shares of common stock to some of our executive officers and employees. We also have reserved 5,000,000 shares of common stock that are contingently issuable as collateral for the repayment of a loan, and we have reserved 8,500,950 shares of common stock for issuance upon conversion or redemption of our outstanding preferred securities. We cannot predict the effect that future sales of shares of common stock, or the perception that sales of common stock could occur, will have on the market prices of our equity securities.

     CHANGES IN MARKET CONDITIONS COULD HURT THE MARKET PRICE OF OUR COMMON
STOCK.

     The value of our common stock depends on various market conditions, which may change from time to time. Among the market conditions that may affect the value of our common stock are the following:

     - the extent of institutional investor interest in GGP;

     - the reputation of REITs generally and the attractiveness of their equity securities in comparison to other equity securities, including securities issued by other real estate companies, and fixed income securities;

     - our financial condition and performance; and

     - general financial market conditions.

In addition, the stock market in recent years has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies.

     INCREASES IN MARKET INTEREST RATES MAY HURT THE MARKET PRICE OF OUR COMMON STOCK.

     We believe that investors consider the distribution rate on REIT stocks, expressed as a percentage of the price of the stocks, relative to market interest rates as an important factor in deciding whether to buy or sell the stocks. If market interest rates go up, prospective purchasers of REIT stocks may expect a higher distribution rate. Higher interest rates would not, however, result in more funds being available for us to distribute and, in fact, would likely increase our borrowing costs and might decrease our funds available for distribution. Thus, higher market interest rates could cause the market price of our common stock to decline.

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                           FORWARD-LOOKING STATEMENTS

     This prospectus supplement, the accompanying prospectus and the documents incorporated by reference in the accompanying prospectus may contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation, statements with respect to anticipated future operating and financial performance, growth and acquisition opportunities and other similar forecasts and statements of expectation. Words such as "expects", "estimates", "plans", "anticipates", "predicts", "intends", "believes", "seeks", and "should" and other similar expressions and variations of these expressions are intended to identify forward-looking statements. Forward-looking statements made by us are based on our estimates, projections, beliefs and assumptions at the time of the statements and are not guarantees of future performance. We disclaim any obligation to update or revise any forward-looking statements based on the occurrence of future events, the receipt of new information or otherwise.

     Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements made by us as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include, without limitation, general industry and economic conditions, interest rate trends, costs of capital and capital requirements, availability of real estate properties, competition from other companies and venues for the sale/distribution of goods and services, changes in retail rent rates in our markets, shifts in customer demands, tenant bankruptcies, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes, changes in applicable laws, rules and regulations, including changes in tax laws, the ability to obtain suitable equity and/or debt financing and the continued availability of financing in the amounts and on the terms necessary to support our future business. See "Risk Factors" above for more information about some of these factors.

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                        GENERAL GROWTH PROPERTIES, INC.

     We are a self-administered and self-managed real estate investment trust that owns, operates, manages, leases, acquires, develops, expands and finances enclosed mall shopping centers in major and middle markets throughout the United States. We were organized in 1986 to continue expanding the Bucksbaum family business, which has been engaged in the shopping center business since 1954.

     We conduct our business through the Operating Partnership, which holds substantially all of our interests in properties. We own an approximate 68% partnership interest in the Operating Partnership. The remaining approximate 32% interest in the Operating Partnership is held by limited partners which include a partnership comprised of trusts for the benefit of the Bucksbaum family and others who have contributed properties to us. As of July 8, 1999, the Operating Partnership owned or had an ownership interest in 85 enclosed mall shopping centers in 35 states and had two mall shopping centers under development. Our enclosed mall shopping centers have approximately 71 million square feet of gross retail space, including anchor stores that may, in some cases, be owned by the anchor retailer, freestanding stores and mall tenant areas.

     Specifically, as of July 8, 1999, the Operating Partnership owned:

     - 100% of 54 enclosed mall shopping centers, including two mall shopping centers currently under development.

     - 51% of the outstanding common stock of GGP/Ivanhoe, Inc., a Delaware corporation that has qualified as a REIT for federal income tax purposes. GGP/Ivanhoe owns 100% of two enclosed mall shopping centers.

     - 51% of the common stock of GGP Ivanhoe III, Inc., a Delaware corporation that has qualified as a REIT for federal income tax purposes. GGP Ivanhoe III owns 100% of six enclosed mall shopping centers.

     - 50% of each of two enclosed mall shopping centers.

     - 50% of the outstanding common stock of GGP/Homart, Inc., a Delaware corporation that has qualified as a REIT for federal income tax purposes. GGP/Homart owns interests in 23 enclosed mall shopping centers.

     - A 100% non-voting preferred stock interest, representing 95% of the equity interest, in General Growth Management, Inc. Several of our officers hold all of the voting common stock of GGMI, which represents 5% of the equity interest in GGMI.

     We are incorporated under the laws of the State of Delaware. We have qualified as a REIT for federal income tax purposes. In order to maintain this qualification, we must distribute at least 95% of our REIT taxable income, computed without regard to net capital gains or the dividends-paid deduction, and of our after-tax net income from foreclosure property each year. Dividends on any preferred stock, including our 7.25% Preferred Income Equity Redeemable Stocksm, Series A, par value $100 per share, which we call "PIERS", would be included as distributions for this purpose.

     In this prospectus supplement, references to "we", "us" or "our" include those entities which we own or control, including the Operating Partnership, unless the context indicates otherwise.

                              RECENT DEVELOPMENTS

ACQUISITION OF ALA MOANA CENTER

     As of May 3, 1999, we entered into a definitive purchase agreement to acquire Ala Moana Center in Honolulu, Hawaii from D/E Hawaii Joint Venture, a general partnership consisting of Hawaii Central Development, Inc. and Daiei Hawaii Investments, Inc. In addition to the Ala Moana Center, we also agreed to acquire three adjoining office buildings and a retail/office complex. The properties comprise approximately 2.25 million square feet of total gross leasable area. Ala Moana Center is the largest open-air shopping center in the world and contains approximately 1.8 million square feet of total gross leasable area. Its anchor tenants include Neiman Marcus, Liberty House, Sears and JCPenney. We have managed the Ala Moana Center for more than ten years.

     The total acquisition price will be $810 million, and closing is expected on or before July 30, 1999. At closing, we will receive an adjustment equal to the remaining cost to complete expansion and other work that is currently in progress.

     We currently expect to obtain a new first mortgage loan in the amount of approximately $500 million to fund a majority of the purchase price and to use a portion of the net proceeds from the sale of the common stock offered by this prospectus supplement to fund the balance. We are discussing with an institutional investor a new joint venture to own the property and may discuss a joint venture of this kind with additional institutional investors. The terms of any joint venture, and our interest in any joint venture, have not been determined, and we may not be successful in forming the joint venture. See "Use of Proceeds" for more information about how we expect to use the proceeds of this offering.

ACQUISITION OF THE CROSSROADS MALL

     On January 11, 1999, we acquired The Crossroads Mall, a one-level enclosed mall shopping center located in Kalamazoo, Michigan with approximately 765,500 square feet of gross leasable area, for approximately $68 million.

EXTENSION OF THE MATURITY OF CERTAIN INDEBTEDNESS

     On July 1, 1999, affiliates of Lehman Brothers agreed to extend the maturity of approximately $833 million of our indebtedness from its scheduled maturity on July 1, 1999 to October 1, 1999. We currently expect to refinance that indebtedness before or on its maturity through the issuance of commercial mortgage backed securities or other debt or equity securities. In connection with the extension, the Operating Partnership guaranteed the repayment of $200 million of the indebtedness. We also agreed to issue up to 5,000,000 shares of common stock to affiliates of Lehman Brothers as additional collateral if the indebtedness is not paid in full by October 1, 1999 and upon other events of default. See "Risk Factors -- Our organizational and financial structure gives rise to operational and financial risks, including those described below -- We have substantial indebtedness, and this indebtedness may increase" for more information about our indebtedness.

                                THE OFFERING (1)

Shares of common stock offered by this prospectus
  supplement...............................................  10,000,000 shares
Shares of common stock to be outstanding after the
  offering.................................................  51,655,386 shares(2)
New York Stock Exchange symbol.............................                GGP

---------------
(1) Assumes that the underwriter's over-allotment option is not exercised. See "Underwriting" for more information about the over-allotment option.

(2) Excludes 1,169,964 shares of common stock reserved for issuance upon the exercise of outstanding options and threshold vesting options, 19,820,231 shares of common stock reserved for issuance upon the redemption of units of the Operating Partnership, 8,500,950 shares of common stock reserved for issuance upon the conversion or redemption of outstanding shares of the PIERS and 5,000,000 shares reserved for issuance as collateral for the repayment of a loan.

                                USE OF PROCEEDS

     The net proceeds to GGP from the sale of the shares of common stock offered by this prospectus supplement, after deduction of expenses payable by GGP, are estimated to be approximately $331,725,000 ($364,947,500 if the underwriter's over-allotment option is exercised in full).

     GGP intends to contribute the net proceeds to the Operating Partnership in exchange for a number of common units in the Operating Partnership equal to the number of shares of common stock offered and sold in this offering. The Operating Partnership expects to use the majority of the proceeds to fund part of the consideration to be paid for the Ala Moana Center in Honolulu, Hawaii and adjoining properties in Honolulu. Pending the purchase of the Ala Moana Center, the net proceeds will be used to repay indebtedness to affiliates of the underwriter. Some of the funds necessary to purchase the Ala Moana Center are expected to be reborrowed by GGP immediately before the closing of the purchase of the Ala Moana Center, and the remaining proceeds will be used to permanently repay indebtedness to affiliates of the underwriter. As of July 8, 1999, the blended average interest rate on the indebtedness to affiliates of the underwriter, some of which will be repaid with proceeds from the sale of the common stock offered by this prospectus supplement, was the London interbank offered rate plus 1.84%, or 5.369%. See "Recent Developments" for more information about the indebtedness to affiliates of the underwriter and the agreement relating to the acquisition of the Ala Moana Center and adjoining properties.

     The sale of the shares of common stock offered by this prospectus supplement does not depend on the consummation of any of the acquisitions or investments described in this prospectus supplement, nor do any of these acquisitions or investments depend on the prior sale of these shares of common stock.

                 PRICE RANGE OF COMMON STOCK AND DISTRIBUTIONS

     The common stock is listed on the NYSE under the symbol "GGP". The following table presents, for the periods indicated, the high and low closing sale prices of the common stock as reported by the NYSE, and the distributions per share declared for these periods.

                                                               HIGH      LOW      DISTRIBUTIONS
                                                              ------    ------    -------------
1996
  1st Quarter...............................................  $23.88    $20.75        $.43
  2nd Quarter...............................................   24.50     22.63         .43
  3rd Quarter...............................................   26.00     23.63         .43
  4th Quarter...............................................   32.63     24.25         .43
1997
  1st Quarter...............................................  $32.25    $30.50        $.45
  2nd Quarter...............................................   33.75     31.25         .45
  3rd Quarter...............................................   37.00     32.50         .45
  4th Quarter...............................................   38.00     32.50         .45
1998
  1st Quarter...............................................  $38.00    $34.88         .47
  2nd Quarter...............................................   37.63     34.44         .47
  3rd Quarter...............................................   38.69     33.19         .47
  4th Quarter...............................................   38.00     32.88         .47
1999
  1st Quarter...............................................   38.31     31.44         .47
  2nd Quarter...............................................   38.56     31.38         .49
  3rd Quarter (through July 8, 1999)........................   35.44     34.88          --

     On July 8, 1999, the last reported sale price of the common stock on the NYSE was $34.88.

     Future distributions by GGP will be at the discretion of the Board of Directors and will depend on the actual cash flow of GGP, its financial condition, capital requirements, the annual distribution requirements under the REIT provisions of the Internal Revenue Code and any other factors that the Board of Directors deems relevant.

     GGP has a dividend reinvestment program under which common stockholders may elect to automatically reinvest their dividends in, as well as make optional cash contributions for, shares of common stock. The dividend reinvestment program is administered by Norwest Bank Minnesota, N.A., which arranges for the purchase of shares of common stock in the open market based on the directions of the participants enrolled in the program.

                          DESCRIPTION OF COMMON STOCK

     See "Description of Common Stock" at page 4 of the accompanying prospectus for information about the terms of the common stock.

STOCKHOLDER RIGHTS PLAN

     On November 18, 1998, the Board of Directors of GGP adopted a stockholder rights plan under which each share of common stock is accompanied by a preferred share purchase right. Each right entitles the registered holder to purchase from GGP one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $100.00 per share, of GGP, at a price of $148.00 per one one-thousandth of a Series A Preferred Share, subject to adjustment. The description and terms of the rights are contained in a Rights Agreement between GGP and Norwest Bank Minnesota, N.A., as Rights Agent.

     The rights will be evidenced, with respect to any of the common stock certificates outstanding as of December 10, 1998, by the common stock certificate with a summary of rights attached to the certificate until the earlier to occur of:

     - 10 days following a public announcement or disclosure of facts indicating that a person or group of affiliated or associated persons, which we call an "Acquiring Person", has acquired beneficial ownership of 15% or more of the outstanding shares of common stock or, in the case of the Grandfathered Stockholders referred to in the Rights Agreement, beneficial ownership of a percentage of outstanding shares of common stock in excess of the applicable Grandfathered Limit referred to in the Rights Agreement;

     - 10 business days following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding common stock or, in the case of the Grandfathered Stockholders, beneficial ownership of a percentage of outstanding common stock in excess of the applicable Grandfathered Limit, or in either case any later date that may be determined by action of the Board of Directors before the time when any person becomes an Acquiring Person.

We refer to the earlier of the dates referred to in the above two bullet points as the "Distribution Date".

     The Rights Agreement provides that, until the Distribution Date, the rights will be transferred with and only with the common stock. Until the Distribution Date or earlier redemption or expiration of the rights, new common stock certificates issued after December 10, 1998 or upon transfer or new issuance of common stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date or earlier redemption or expiration of the rights, the surrender for transfer of any certificates for common stock outstanding as of December 10, 1998, even without that notation or a copy of a summary of rights being attached to the certificate, will also constitute the transfer of the rights associated with the common stock represented by these certificates. As soon as practicable following the Distribution Date, separate certificates evidencing the rights will be mailed to holders of record of the common stock as of the close of business on the Distribution Date and these separate right certificates alone will evidence the rights.

     The rights are not exercisable until the Distribution Date. The rights will expire on November 18, 2008, unless this expiration date is extended or unless the rights are earlier redeemed by GGP, in each case, as described below.

     The purchase price payable, and the number of Series A Preferred Shares or other securities or property issuable, upon exercise of the rights may be adjusted from time to time to prevent dilution:

     - if there is an in-kind stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred Shares;

     - upon the grant to holders of the Series A Preferred Shares of rights or warrants to subscribe for or purchase Series A Preferred Shares at a price, or securities convertible into Series A Preferred Shares with a conversion price, less than the then current market price of the Series A Preferred Shares; or

     - upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets, excluding regular periodic cash dividends or dividends payable in Series A Preferred Shares, or of subscription rights or warrants, other than those referred to above.

     The number of outstanding rights and the number of one one-thousandths of a Series A Preferred Share issuable upon exercise of each right may also be adjusted if there is a stock split of the common stock or a stock dividend on the common stock payable in common stock or subdivisions, consolidations or combinations of the common stock occurring, in any of these cases, before the Distribution Date.

     Series A Preferred Shares purchasable upon exercise of the rights will not be redeemable. Each Series A Preferred Share will be entitled to a quarterly dividend payment of 1000 times the dividend declared per share of common stock. If there is a liquidation, the holders of the Series A Preferred Shares will be entitled to an aggregate payment of 1000 times the aggregate payment made per share of common stock. Each Series A Preferred Share will have 1000 votes, voting together with the common stock. If there is any merger, consolidation or other transaction in which shares of common stock are exchanged, each Series A Preferred Share will be entitled to receive 1000 times the amount received per share of common stock. These rights are protected by customary antidilution provisions.

     Because of the nature of the Series A Preferred Shares' dividend, liquidation and voting rights, the value of the one one-thousandth interest in a Series A Preferred Share purchasable upon exercise of each right should approximate the value of one share of common stock.

     From and after the time when any person becomes an Acquiring Person, if the rights evidenced by a right certificate are or were at any time on or after the earlier of (x) the date on which that person became an Acquiring Person and (y) the Distribution Date acquired or beneficially owned by an Acquiring Person or an Associate or Affiliate of an Acquiring Person, as these terms are defined in the Rights Agreement, those rights will become void, and any holder of those rights will have no right to exercise those rights after that time.

     If at any time after a person becomes an Acquiring Person, GGP is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a right will have the right after that time to receive, upon the exercise of the right at the then current exercise price of the right, that number of shares of common stock of the acquiring company which at the time of the transaction will have a market value of two times the exercise price of the right. If any person becomes an Acquiring Person, proper provision will be made so that each holder of a right will have the right to receive upon exercise that number of shares of common stock having a market value of two times the exercise price of the right; but this right will not apply to rights beneficially owned by the Acquiring Person and its Affiliates and Associates, which will be void. If GGP does not have sufficient shares of common stock to satisfy this obligation to issue common stock, or if the Board of Directors so elects, GGP will deliver upon payment of the exercise price of a right an amount of cash or securities equivalent in value to the shares of common stock issuable upon exercise of a right; provided that, if GGP fails to meet this obligation within 30 days following the later of (x) the first occurrence of an event triggering the right to purchase shares of common stock and (y) the date on which GGP's right to redeem the rights expires, GGP must deliver, upon exercise of a right but without requiring payment of the exercise price then in effect, common stock, to the extent available, and cash equal in value to the difference between the value of the common stock otherwise issuable upon the exercise of a right and the exercise price then in effect. The Board of Directors may extend the 30-day period described above for up to an additional 60 days to permit the taking of action that may be necessary to authorize sufficient additional shares of common stock to permit the issuance of common stock upon the exercise in full of the rights.

     At any time after any person becomes an Acquiring Person and before any person or group acquires a majority of the outstanding common stock, the Board of Directors may exchange the rights, other than rights owned by that person or group which have become void, in whole or in part, at an exchange ratio of one share of common stock per right. The Rights Agreement provides for adjustment of this exchange ratio in some circumstances.

     With exceptions as provided in the Rights Agreement, no adjustment in the purchase price payable by a holder exercising rights will be required until cumulative adjustments require an adjustment of at least 1% in purchase price. No fractional Series A Preferred Shares will be issued, other than fractions which are integral multiples of one one-thousandth of a Series A Preferred Share, which may, at the election of GGP, be evidenced by depositary receipts. In lieu of fractional Series A Preferred Shares, an adjustment in cash will be made based on the market price of the Series A Preferred Shares on the last trading day before the date of exercise.

     At any time before the time any person becomes an Acquiring Person, the Board of Directors may redeem the rights in whole, but not in part, at a price of $0.01 per right. The redemption of the rights may be made effective at any time, on any basis and with any conditions that the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

     The Board of Directors may amend the terms of the rights without the consent of the holders of the rights, except that from and after the time when any person becomes an Acquiring Person no amendment may adversely affect the interests of the holders of the rights, other than the Acquiring Person and its Affiliates and Associates.

     Until a right is exercised, the holder of the right, as such, will have no rights as a stockholder of GGP, including, without limitation, the right to vote or to receive dividends.

     The exercisability or exchangeability of the rights may be limited as a result of the ownership limitations established in GGP's Second Amended and Restated Certificate of Incorporation, as it may be amended.

     This description of the rights is only a summary and is qualified in its entirety by reference to the Rights Agreement, which we filed with the SEC as an exhibit to our Current Report on Form 8-K dated November 18, 1998. That Current Report is incorporated by reference into the registration statement of which the accompanying prospectus is a part.

                       FEDERAL INCOME TAX CONSIDERATIONS

FEDERAL INCOME TAX CONSIDERATIONS TO HOLDERS OF CAPITAL STOCK

     This section is a summary of federal income tax matters of general application pertaining to REITs and their stockholders under the Internal Revenue Code of 1986. The discussion is based on current law and does not purport to deal with all aspects of federal income taxation that may be relevant to investors to whom special treatment under federal income tax laws applies, such as investors to whom the Employee Retirement Income Security Act of 1974, as amended, applies, other tax exempt investors, dealers in securities or foreign persons. The provisions of the Internal Revenue Code pertaining to REITs are highly technical and complex and sometimes involve mixed questions of fact and law. In addition, this section does not discuss foreign, state or local taxation.

     In the opinion of Neal, Gerber & Eisenberg, our tax counsel, beginning with our taxable year ended December 31, 1993, we have been organized and operated in a manner that has enabled us to qualify as a REIT under Sections 856 through 859 of the Internal Revenue Code, and our proposed method of operation will enable us to continue to so qualify. However, we might not so qualify or continue to so qualify. Our ability to qualify as a REIT under the requirements of the Internal Revenue Code and the regulations promulgated under the Internal Revenue Code depends upon actual operating results.

     To qualify as a REIT under the Internal Revenue Code for a taxable year, we must meet organizational and operational requirements, which generally require us to be a passive investor in operating real estate and to avoid excessive concentration of ownership of our stock. First, our principal activities must be real estate related. Generally, at least 75% of the value of our total assets at the end of each calendar quarter must consist of real estate assets, cash or governmental securities. We may not own more than 10% of the outstanding voting securities of any corporation; shares of qualified REITs and of qualified wholly owned subsidiaries are exempt from this prohibition. For each taxable year, at least 75% of a REIT's gross income must be derived from specified real estate sources and 95% must be derived from those real estate sources plus other permitted sources. Real estate income for purposes of these requirements includes gains from the sale of real property not held primarily for sale to customers in the ordinary course of business, dividends on REIT shares, interest on loans secured by mortgages on real property, qualified rents from real property and income from foreclosure property. For rents to qualify, they may not be based on the income or profits of any person, except that they may be based on a percentage or percentages of gross income or receipts, and, with limited exceptions, the REIT may not manage the property or furnish services to residents except through an independent contractor which is paid an arm's length fee and from which the REIT derives no income.

     For us to remain qualified as a REIT, no more than 50% in value of our outstanding capital stock, including in some circumstances stock into which outstanding securities might be converted, may be owned actually or constructively by five or fewer individuals at any time during the last half of our taxable year. The Internal Revenue Code defines "individuals" for purposes of the provision described in the preceding sentence to include specified entities. Accordingly, our Certificate of Incorporation, as amended, contains provisions restricting the acquisition of shares of our capital stock.

     So long as we qualify for taxation as a REIT and distribute at least 95% of the sum of (a) our REIT taxable income, as computed without regard to net capital gains or the dividends-paid deduction, and (b) our after-tax net income from foreclosure property for our taxable year to our stockholders annually, federal income tax will not apply to that portion of these kinds of income distributed to stockholders. We will be taxed at regular corporate rates on all income not distributed to stockholders. Our policy is to distribute at least 95% of the sum of our REIT taxable income and net income from foreclosure property. REITs may also incur taxes for other activities or to the extent distributions do not satisfy other requirements.

     In the case of a REIT which is a partner in a partnership, such as us, Treasury Department regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to earn the income of the partnership attributable to that share. In addition, for purposes of satisfying the asset and income tests described above, the character of the gross income and assets in the hands of the partnership remains the same when allocated to the REIT. Accordingly, our proportionate share of the assets, liabilities and items of income of the Operating Partnership will be treated as our assets, liabilities, and items of income for purposes of qualifying as a REIT.

     Our failure to qualify during any taxable year as a REIT could, unless relief provisions were available, have a material adverse effect upon investors. If disqualified for taxation as a REIT for a taxable year, we would also be disqualified for taxation as a REIT for the next four taxable years, unless the failure was due to reasonable cause rather than willful neglect and other conditions were met. Federal income tax at corporate rates would apply to all of our taxable income, and we would not be able to deduct the dividends paid, which could result in a discontinuation of or substantial reduction in dividends to stockholders. The regular tax rules applicable to dividends received by stockholders of corporations would also apply to our dividends. Should the failure to qualify be determined to have occurred retroactively in one of our earlier tax years, the imposition of a substantial federal income tax liability on us attributable to the nonqualifying tax years may adversely affect our ability to pay dividends. If we fail to meet the income tests of the tax law, we may, generally, nonetheless retain our qualification as a REIT if we pay a 100% tax on the amount by which we failed to meet the income tests so long as our failure was due to reasonable cause and not willful neglect. Any taxes of this kind would adversely affect our ability to pay dividends.

TAXATION OF TAXABLE DOMESTIC STOCKHOLDERS

     As used in this section, the term "U.S. Stockholder" means a holder of our stock who, for United States federal income tax purposes is (a) a citizen or resident of the United States, (b) a corporation created or organized in or under the laws of the United States or of any political subdivision of the United States, (c) an estate to whose income United States federal income taxation applies regardless of its source, or (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons as defined in Section 7701(a)(30) of the Internal Revenue Code have the authority to control all the substantial decisions of the trust or if it has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

     As long as we qualify as a REIT, distributions made to our U.S. Stockholders out of current or accumulated earnings and profits, and not designated as capital gain dividends, will be taxable to our U.S. Stockholders as ordinary income. Corporate U.S. Stockholders will not be entitled to the dividends-received deduction with respect to distributions by us. Distributions that are designated as capital gain dividends will be taxable to U.S. Stockholders as long-term capital gains, to the extent they do not exceed our actual net capital gain for the taxable year, without regard to the period for which the U.S. Stockholder has held its stock. With some limitations, capital gains dividends received by an individual U.S. Stockholder may be eligible for the 20% or 25% capital gains rates of tax. However, corporate U.S. Stockholders may be required to treat up to 20% of capital gain dividends as ordinary income. Distributions by us in excess of our current and accumulated earnings and profits will not be taxable to a U.S. Stockholder to the extent that these distributions do not exceed the adjusted basis of the U.S. Stockholder's shares, but rather, will be a nontaxable reduction in a U.S. Stockholder's adjusted basis in the shares to the extent of the adjusted basis, and any amount of the distribution in excess of the adjusted basis will be taxed as capital gain.

     Any dividend declared by us in October, November or December of any year payable to a U.S. Stockholder of record on a specified date in any of these months will be treated as both paid by us and received by the U.S. Stockholder on December 31 of that year, provided that the dividend is actually paid by us during January of the following calendar year.

     U.S. Stockholders holding capital stock at the close of our taxable year will be required to include, in computing their long-term capital gains for the taxable year in which the last day of our taxable year falls, the amount that we may designate in a written notice mailed to our stockholders. We may not designate amounts in excess of our undistributed net capital gain for the taxable year. Each U.S. Stockholder required to include a designated amount of this kind in determining the stockholder's long-term capital gains will be deemed to have paid, in the taxable year of the inclusion, the tax paid by us in respect of the undistributed net capital gains. U.S. Stockholders to whom these rules apply will be allowed a credit or a refund, as the case may be, for the tax deemed to have been paid by the stockholders. U.S. Stockholders will increase their basis in their capital stock by the difference between the amount of these includible gains and the tax deemed paid by the U.S. Stockholder in respect of the gains.

     U.S. Stockholders may not include in their individual income tax returns any of our net operating losses or capital losses. Instead, these losses would be carried over by us for potential offset against our future income, with some limitations. Taxable distributions from us and gain from the disposition of the capital stock will not be treated as passive activity income and, therefore, U.S. Stockholders generally will not be able to apply any "passive activity losses", such as losses from certain types of limited partnerships in which the U.S. Stockholder is a limited partner, against this income. In addition, taxable distributions from us and gain from the disposition of capital stock generally will be treated as investment income for purposes of the investment interest limitations, except a gain taxed as long-term capital gain will not be taken into account for purposes of the investment interest limitation. We will notify the U.S. Stockholders after the close of our taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital, and capital gain. In general, any gain or loss realized upon a taxable disposition of the capital stock by a U.S. Stockholder who is not a dealer in securities will be treated as long-term capital gain if held for more than 12 months and otherwise as short-term capital gain or loss. A maximum tax rate of 20% in respect of property held in excess of 12 months generally applies to long-term capital gain of an individual U.S. Stockholder with respect to the sale of stock. However, any loss upon a sale or exchange of capital stock by a U.S. Stockholder who has held the stock for six months or less, after applying the relevant holding period rules, will be treated as long-term capital loss to the extent of distributions from us required to be treated by the U.S. Stockholder as long-term capital gain. All or a portion of any loss realized upon a taxable disposition of the capital stock may be disallowed if other shares of the capital stock are purchased within 30 days before or after the disposition.

BACKUP WITHHOLDING

     We will report to our U.S. Stockholders and to the Internal Revenue Service the amount of dividends paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, backup withholding at the rate of 31% with respect to dividends paid may apply to a U.S. Stockholder unless the holder (a) is a corporation or comes within other exempt categories and when required demonstrates this fact, or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. The IRS may also impose penalties on a U.S. Stockholder that does not provide us with a correct taxpayer identification number. Any amount paid as backup withholding will be creditable against the U.S. Stockholder's income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any U.S. Stockholders that fail to certify their non-foreign status to us. See "-- Taxation of Our Non-U.S. Stockholders" for more information about this type of withholding.

TAXATION OF PENSION TRUSTS

     One of the requirements for us to qualify as a REIT for federal income tax purposes is that during the last half of each taxable year, not more than 50% in value of our capital stock can be owned by five or fewer individuals, as defined in the Internal Revenue Code to include specified entities. For purposes of the "five or fewer" test described above, beneficiaries of a domestic pension trust that owns shares of our capital stock generally will be treated as owning those shares in proportion to their actuarial interests in the trust. In addition, amounts distributed by us to a tax-exempt pension trust generally do not constitute "unrelated business taxable income" to the trust unless the trust owns more than ten percent of the capital stock, in which case a portion of the amounts distributed may be treated as unrelated business taxable income.

TAXATION OF OUR NON-U.S. STOCKHOLDERS

     The rules governing United States federal income taxation of the ownership and disposition of capital stock by persons that are, for purposes of this kind of taxation, nonresident alien individuals, foreign corporations, foreign partnerships or foreign estates or trusts, which we refer to collectively as "Non-U.S. Stockholders", are complex, and we do not attempt to provide more than a brief summary of these rules in this section. Accordingly, the discussion does not address all aspects of United States federal income tax and does not address state, local or foreign tax consequences that may be relevant to a Non-U.S. Stockholder in light of its particular circumstances. In addition, this discussion is based on current law, which may change, and assumes that we qualify for taxation as a REIT. Prospective Non-U.S. Stockholders should consult with their own tax advisers to determine the impact of federal, state, local and foreign income tax laws with regard to an investment in capital stock, including any reporting requirements.

     Distributions by us to a Non-U.S. Stockholder that are neither attributable to gain from sales or exchanges by us of United States real property interests nor designated by us as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Withholding of United States federal income tax on a gross basis, that is, without allowance of deductions, at a 30% rate or any lower rate that may be specified by an applicable income tax treaty ordinarily will apply to these distributions, unless the dividends are treated as effectively connected with the conduct by the Non-U.S. Stockholder of a United States trade or business. Tax on a net basis, that is, after allowance of deductions, at graduated rates will apply to dividends that are effectively connected with a United States trade or business, in the same manner as domestic stockholders are taxed with respect to dividends of this kind. Withholding generally does not apply to these dividends. An additional branch profits tax at a 30% rate or any lower rate that may be specified by an applicable income tax treaty may also apply to any dividends of this kind received by a Non-U.S. Stockholder that is a corporation. We expect to withhold United States income tax at the rate of 30% on the gross amount of any distributions of this kind made to a Non-U.S. Stockholder unless (a) a lower treaty rate applies and any required form or certification evidencing eligibility for that reduced rate is filed with us or (b) the Non-U.S. Stockholder files an IRS Form 4224 with us claiming that the distribution is effectively connected income.

     Distributions in excess of our current or accumulated earnings and profits will not be taxable to a Non-U.S. Stockholder to the extent that they do not exceed the adjusted basis of the stockholder's capital stock, but rather will reduce the adjusted basis of the capital stock. To the extent that these distributions exceed the adjusted basis of a Non-U.S. Stockholder's capital stock, they will give rise to gain from the sale or exchange of its capital stock, the tax treatment of which is described below. As a result of a legislative change made by the Small Business Job Protection Act of 1996, it appears that we will be required to withhold 10% of any distribution in excess of our current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% or a lower applicable treaty rate on the entire amount of any distribution, to the extent that we do not do so, withholding at a rate of 10% will apply to any portion of a distribution to which withholding at a rate of 30% or a lower applicable treaty rate does not apply. However, the Non-U.S. Stockholder may seek a refund of these amounts from the IRS if it subsequently determined that the distribution was, in fact, in excess of our current or accumulated earnings and profits, and the amount withheld exceeded the Non-U.S. Stockholder's United States tax liability, if any, with respect to the distribution.

     United States federal income taxation generally will not apply to distributions to a Non-U.S. Stockholder that are designated by us at the time of distribution as capital gains dividends, other than those arising from the disposition of a United States real property interest, unless (a) the investment in the capital stock is effectively connected with the Non-U.S. Stockholder's United States trade or business, in which case the same treatment will apply to the Non-U.S. Stockholder as to U.S. Stockholders with respect to the gain, except that a stockholder that is a foreign corporation may also have to pay the 30% branch profits tax, as discussed above, or (b) the Non-U.S. Stockholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, in which case the nonresident alien individual will have to pay a 30% tax on the individual's capital gains.

     Under the Foreign Investment in Real Property Tax Act, which we call "FIRPTA", distributions to a Non-U.S. Stockholder that are attributable to gain from sales or exchanges by us of United States real property interests, whether or not designated as a capital gain dividend, will cause the Non-U.S. Stockholder to be treated as recognizing the gain as income effectively connected with a United States trade or business. Non-U.S. Stockholders would thus generally be taxed at the same rates applicable to U.S. Stockholders, or might have to pay a special alternative minimum tax in the case of nonresident alien individuals. Also, a 30% branch profits tax might apply to a gain of this kind in the hands of a Non-U.S. Stockholder that is a corporation, as discussed above. We are required to withhold 35% of any distribution of this kind. That amount is creditable against the Non-U.S. Stockholder's United States federal income tax liability.

     Although the law is not entirely clear on the matter, it appears that amounts designated by us as undistributed capital gains in respect of stockholders' shares would be treated with respect to Non-U.S. Stockholders in the manner outlined in the preceding two paragraphs for actual distributions by us of capital gain dividends. Under that approach, the Non-U.S. Stockholders would be able to offset as a credit against their United States federal income tax liability resulting from these amounts their proportionate share of the tax paid by us on these undistributed capital gains, and to receive from the IRS a refund to the extent their proportionate share of the tax paid by us were to exceed their actual United States federal income tax liability.

     United States taxation generally will not apply to gain recognized by a Non-U.S. Stockholder upon the sale or exchange of capital stock unless the shares constitute a "United States real property interest" within the meaning of FIRPTA. The capital stock will not constitute a "United States real property interest" so long as we are a "domestically controlled REIT". A "domestically controlled REIT" is a REIT in which at all times during the specified testing period less than 50% in value of its stock is held directly or indirectly by Non-U.S. Stockholders. However, gain from the sale or exchange of capital stock to which FIRPTA does not otherwise apply will be taxable to a Non-U.S. Stockholder if the Non-U.S. Stockholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States. In this case, a 30% United States tax will apply to the amount of the nonresident alien individual's gain.

     We believe that we will continue to be a "domestically controlled REIT", and therefore that taxation under FIRPTA will not apply to the sale of capital stock. However, because the capital stock is publicly traded, we might not continue to be a "domestically controlled REIT". If we fail to qualify as a "domestically controlled REIT", United States taxation under FIRPTA still would not apply to gain arising from the sale or exchange by a Non-U.S. Stockholder of capital stock as a sale of a "United States real property interest", if (a) the capital stock, as applicable, is "regularly traded", as defined by applicable treasury regulations, on an established securities market such as the NYSE, and
(b) the selling Non-U.S. Stockholder held 5% or less of the value of the outstanding class or series of shares being sold at all times during a specified testing period. If taxation under FIRPTA applied to gain on the sale or exchange of capital stock, the Non-U.S. Stockholder would have to pay regular United States income tax with respect to the gain in the same manner as a U.S. Stockholder, or might have to pay any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals, and the purchaser of the capital stock would be required to withhold and remit to the IRS 10% of the purchase price.

     Backup withholding tax and information reporting will generally not apply to distributions paid to Non-U.S. Stockholders outside the United States that are treated as (a) dividends to which the 30% or lower treaty rate withholding tax discussed above applies, (b) capital gains dividends or (c) distributions attributable to gain from the sale or exchange by us of United States real property interests. As a general matter, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of capital stock by or through a foreign office of a foreign broker. Information reporting, but not backup withholding, will apply, however, to a payment of the proceeds of sale of capital stock by a foreign office of a broker that (x) is a United States person, (y) derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or (z) is a "controlled foreign corporation", unless the broker has documentary evidence in its records that the holder is a Non-U.S. Stockholder and other conditions are met, or the stockholder otherwise establishes an exemption. A "controlled foreign corporation" generally means a foreign corporation controlled by United States stockholders for United States tax purposes. Both backup withholding and information reporting apply to payment to or through a United States office of a broker of the proceeds of a sale of capital stock unless the stockholder certifies under penalty of perjury that the stockholder is a Non-U.S. Stockholder, or otherwise establishes an exemption. A Non-U.S. Stockholder may obtain a refund of any amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

     The United States Treasury Department has issued final regulations regarding the withholding and information reporting rules discussed above. In general, these regulations do not alter the substantive withholding and information reporting requirements but unify certification procedures and forms and clarify and modify reliance standards. These regulations generally are effective for payments made after December 31, 2000, subject to certain transition rules. A Non-U.S. Stockholder should consult its own advisor regarding the effect of the new Treasury Regulations.

                                  UNDERWRITING

     Under the terms and conditions stated in the Underwriting Agreement, GGP has agreed to sell to Lehman Brothers and Lehman Brothers has agreed to purchase from GGP 10,000,000 shares of common stock.

     Under the terms and conditions of the Underwriting Agreement, Lehman Brothers is committed to take and pay for all of the shares of common stock offered by this prospectus supplement, if any are taken.

     Lehman Brothers proposes to offer the shares of common stock offered by this prospectus supplement from time to time for sale in one or more transactions on the New York Stock Exchange or otherwise, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices, subject to prior sale when, as and if delivered to and accepted by Lehman Brothers. In connection with the sale of the shares of common stock offered by this prospectus supplement, Lehman Brothers may be deemed to have received compensation from GGP in the form of underwriting discounts. Lehman Brothers may effect these transactions by selling shares to or through dealers, and these dealers may receive compensation in the form of discounts, concessions or commissions from Lehman Brothers and/or the purchasers of the common stock for whom they may act as agents or to whom they sell as principal.

     GGP has granted Lehman Brothers an option, exercisable for 30 days after the date of this prospectus supplement, to purchase up to 1,000,000 additional shares of common stock for $33.2225 per share solely to cover over-allotments, if any.

     GGP has agreed that, during the period beginning from the date of this prospectus supplement and continuing to and including the date 30 days after the date of this prospectus supplement, it will not offer, sell, contract to sell or otherwise dispose of any common stock or securities which are substantially similar to the common stock or which are convertible, exercisable or exchangeable into common stock or securities which are substantially similar to common stock, without the prior written consent of Lehman Brothers, except for:

     - the common stock offered in connection with this offering;

     - any common stock or securities convertible into or exercisable or exchangeable for common stock issued by GGP in connection with acquisitions;

     - shares issued under employee stock option or stock purchase plans existing on the date of this prospectus supplement;

     - shares issued on the conversion or exchange of convertible or exchangeable securities outstanding on the date of this prospectus supplement;

     - shares that are contingently issuable as collateral for the repayment of a loan; and

     - securities having substantially the same terms as the PIERS.

     GGP and the Operating Partnership have agreed to indemnify Lehman Brothers against liabilities including liabilities under the Securities Act of 1933.

     In connection with the offering Lehman Brothers may purchase and sell the common stock in the open market. These transactions may include over-allotment and purchases to cover short positions created by Lehman Brothers in connection with the offering. Short positions created by Lehman Brothers involve the sale by Lehman Brothers of a greater number of securities than it is required to purchase from GGP in the offering. Lehman Brothers also may impose a penalty bid, which means that selling concessions allowed to other broker-dealers in respect of the securities sold in the offering for their account may be reclaimed by Lehman Brothers if these shares of common stock are repurchased by Lehman Brothers in covering transactions. These activities may maintain or otherwise affect the market price of the common stock, which may be higher than the price that might otherwise prevail in the open market, and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, the over-the-counter market or otherwise.

     GGP expects to use part of the net proceeds of the common stock offered by this prospectus supplement to repay indebtedness of GGP to affiliates of Lehman Brothers and to use the remaining net proceeds to temporarily repay indebtedness of GGP to affiliates of Lehman Brothers before reborrowing this amount to fund part of the consideration to be paid for the Ala Moana Center and adjoining properties in Honolulu, Hawaii. Lehman Brothers provides investment banking, lending and other services to GGP. GGP is currently conducting negotiations with Lehman Brothers in connection with a contemplated offering of commercial mortgage backed securities, for which Lehman Brothers will receive customary compensation. See "Recent Developments" and "Use of Proceeds" for more information about the loan to GGP by affiliates of Lehman Brothers and the use of the proceeds of the offering made by this prospectus supplement to repay part of that loan.

                            VALIDITY OF COMMON STOCK

     The validity of the shares of common stock will be passed upon for us by Sullivan & Cromwell, New York, New York, and for the underwriter by Simpson Thacher & Bartlett, New York, New York. Certain federal income tax matters will be passed upon for us by Neal, Gerber & Eisenberg, Chicago, Illinois. Marshall
E. Eisenberg, a partner of Neal, Gerber & Eisenberg, is Secretary of GGP.

                                    EXPERTS

     The consolidated financial statements incorporated in the accompanying prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1998, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The combined statement of revenues and certain expenses of the Ala Moana Properties for the year ended December 31, 1998, included in this prospectus supplement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing in this prospectus supplement. This combined statement of revenues and certain expenses has been included in this prospectus supplement in reliance upon the report of that firm given upon their authority as experts in accounting and auditing.

                       INDEX TO FINANCIAL STATEMENTS AND
                        PRO FORMA FINANCIAL INFORMATION

     The following financial information is presented in accordance with Rule 3-14 of Regulation S-X of the SEC. Accordingly, the historical information has been presented, and audited as applicable, only for the respective properties' most recent fiscal year since (a) the transactions in which the properties were acquired or are to be acquired were not and are not with related parties and (b) GGP, after reasonable inquiry, is not aware of any material factors related to the properties not otherwise disclosed that would cause the reported financial information to not be necessarily indicative of future operating results. In addition, as the properties are or will be directly or indirectly owned by entities that elect to be treated as REITs for Federal income tax purposes, a presentation of estimated taxable operating results is not applicable.

THE CROSSROADS MALL

Statement of Revenues and Certain Expenses for the Year
  Ended December 31, 1998 (Unaudited).......................   F-2

ALA MOANA PROPERTIES

Independent Auditors' Report................................   F-3
Combined Statements of Revenues and Certain Expenses for the
  Year Ended December 31, 1998 and for the Three Months
  Ended March 31, 1999 (Unaudited)..........................   F-4
Notes to Combined Statements of Revenues and Certain
  Expenses..................................................   F-5

GENERAL GROWTH PROPERTIES, INC.

Pro Forma Condensed Consolidated Statement of Operations for
  the Year Ended December 31, 1998 (Unaudited)..............   F-7
Notes to Pro Forma Condensed Consolidated Statement of
  Operations for the Year Ended December 31, 1998
  (Unaudited)...............................................   F-8
Pro Forma Condensed Consolidated Statement of Operations for
  the Three Months Ended March 31, 1999 (Unaudited).........  F-11
Notes to Pro Forma Condensed Consolidated Statement of
  Operations for the Three Months Ended March 31, 1999
  (Unaudited)...............................................  F-12
Pro Forma Condensed Consolidated Balance Sheet as of March
  31, 1999 (Unaudited)......................................  F-14
Notes to Pro Forma Condensed Consolidated Balance Sheet as
  of March 31, 1999 (Unaudited).............................  F-15

                              THE CROSSROADS MALL

                   STATEMENT OF REVENUES AND CERTAIN EXPENSES
                      (AMOUNTS IN THOUSANDS -- UNAUDITED)

     The Statement of Revenues and Certain Expenses, as shown below, presents the summarized results of operations of The Crossroads Mall for the year ended December 31, 1998. On January 11, 1999, GGP acquired 100% of The Crossroads Mall, a one-level enclosed mall shopping center located in Kalamazoo, Michigan with approximately 765,500 square feet of gross leasable area. The Crossroads Mall, which opened in 1980 and underwent extensive remodeling between 1992 and 1998, is anchored by Hudson's, Mervyn's, JCPenney and Sears.

                                                                   YEAR ENDED
                                                                DECEMBER 31, 1998
                                                                -----------------
Revenues:
  Rental income.............................................         $5,233
  Percentage rent...........................................            710
  Tenant recoveries and other charges.......................          3,029
                                                                     ------
                                                                      8,972
Expenses:
  Real estate taxes.........................................            572
  Property operating expenses...............................          2,036
                                                                     ------
                                                                      2,608
                                                                     ------
  Revenues in excess of certain expenses....................         $6,364
                                                                     ======

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of General Growth Properties, Inc.:

     We have audited the accompanying combined statement of revenues and certain expenses of the Ala Moana Properties (the "Properties") for the year ended December 31, 1998. This financial statement is the responsibility of the Properties' management. Our responsibility is to express an opinion on this financial statement based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined statement of revenues and certain expenses is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined statement of revenues and certain expenses. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined statement of revenues and certain expenses. We believe that our audit provides a reasonable basis for our opinion.

     The combined statement of revenues and certain expenses was prepared for purposes of complying with certain rules and regulations of the Securities and Exchange Commission, as described in Note 2 to the combined statements of revenues and certain expenses, and is not intended to be a complete presentation of the combined revenues and expenses of the Properties.

     In our opinion, the combined statement of revenues and certain expenses presents fairly, in all material respects, the combined revenues and certain expenses of the Properties for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

                                          DELOITTE & TOUCHE LLP

Honolulu, Hawaii
June 25, 1999

                              ALA MOANA PROPERTIES

              COMBINED STATEMENTS OF REVENUES AND CERTAIN EXPENSES
                        YEAR ENDED DECEMBER 31, 1998 AND
                 THREE MONTHS ENDED MARCH 31, 1999 (UNAUDITED)

                                                                             THREE MONTHS
                                                                                ENDED
                                                              YEAR ENDED       3/31/99
                                                               12/31/98      (UNAUDITED)
                                                              -----------    ------------
REVENUES:
Minimum rent................................................  $57,582,560    $13,990,914
Percentage rent.............................................   11,354,437      3,221,491
Common area recoveries......................................   15,788,809      4,025,872
Other income................................................    5,550,435      1,858,616
                                                              -----------    -----------
                                                               90,276,241     23,096,893
                                                              ===========    ===========
CERTAIN EXPENSES:
  Cost of commercial property operations....................   19,766,643      4,671,804
  Property taxes............................................    6,407,716      1,713,941
                                                              -----------    -----------
          Total certain expenses............................   26,174,359      6,385,745
                                                              -----------    -----------
REVENUES IN EXCESS OF CERTAIN EXPENSES......................  $64,101,882    $16,711,148
                                                              ===========    ===========

       See notes to combined statements of revenues and certain expenses.

                              ALA MOANA PROPERTIES

         NOTES TO COMBINED STATEMENTS OF REVENUES AND CERTAIN EXPENSES
                        YEAR ENDED DECEMBER 31, 1998 AND
                 THREE MONTHS ENDED MARCH 31, 1999 (UNAUDITED)

1. BUSINESS:

     The combined statements of revenues and certain expenses include the operations of Ala Moana Properties ("the Properties"), which includes Ala Moana Center (a shopping center) and Ala Moana Building, Ala Moana Pacific Center and Ala Moana Plaza (all office buildings) and Kapiolani Properties (retail/office complex). The Properties are all located in Honolulu, Hawaii and are owned by D/E Hawaii Joint Venture, a Hawaii general partnership.

     On May 3, 1999, D/E Hawaii Joint Venture entered into a Purchase and Sale Agreement with GGP Limited Partnership, a Delaware limited partnership, and General Growth Properties, Inc. a Delaware corporation. Under the Agreement, GGP Limited Partnership, as the purchaser, and General Growth Properties, Inc., as the general partner, agreed to purchase the Properties for a cash amount stated in the Agreement.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     Basis of Presentation -- The accounts of each property are combined in the statements of revenues and certain expenses. The combined statements of revenues and certain expenses are not representative of the actual operations for the periods presented as certain amounts that may not be comparable to the income and expenses expected to be incurred in the future operations of the Properties have been excluded in accordance with Rule 3-14 of Regulation S-X of the Securities and Exchange Commission. Amounts excluded consist of loss on replacement of assets, interest expense, depreciation, amortization, corporate expenses and other costs not directly related to the future operations of the properties.

     Revenue Recognition -- Minimum rent revenues are recognized on a straight-line basis over the terms of the related leases. Percentage rent revenues are recognized on an accrual basis. Recoveries from tenants for shopping center and office building operating expenses are recognized in the period the applicable costs are incurred.

     Cost of Commercial Property Operations -- Cost of commercial property operations consist primarily of utilities, insurance, repairs and maintenance, security and safety, cleaning, and other administrative expenses.

     Use of estimates -- The preparation of the combined statements of revenues and certain expenses in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

     Unaudited Information -- The combined financial statement for the three-month period ended March 31, 1999 is unaudited. In the opinion of management, all significant adjustments of a normal recurring nature considered necessary for a fair presentation have been included.

3. LEASE COMMITMENTS:

     The Properties have, as lessor, non-cancelable operating leases with tenants for retail and commercial office space and, as lessee, a ground lease for a portion of the parcel underlying one of the office buildings and a lease for equipment.

                              ALA MOANA PROPERTIES

                    NOTES TO COMBINED STATEMENTS OF REVENUES
                      AND CERTAIN EXPENSES -- (CONTINUED)

     At December 31, 1998, aggregate minimum rental income and expense under noncancelable operating leases having an initial term of more than one year were as follows:

                                                               RENTAL         RENTAL
YEAR ENDING DECEMBER 31                                        INCOME        EXPENSE
-----------------------                                     ------------    ----------
1999......................................................  $ 45,685,000    $  387,000
2000......................................................    39,595,000       245,000
2001......................................................    36,853,000       245,000
2002......................................................    33,913,000       245,000
2003......................................................    30,408,000       245,000
Thereafter................................................    69,952,000     3,833,000
                                                            ------------    ----------
          Total...........................................  $256,406,000    $5,200,000
                                                            ============    ==========

                        GENERAL GROWTH PROPERTIES, INC.

            PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998
           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA -- UNAUDITED)

                                 HISTORICAL                       1998                                    OTHER
                                   FISCAL          1998         PRO FORMA      FISCAL     ALA MOANA        1999
                                  1998(1)      ACQUISITIONS    ADJUSTMENTS      1998       CENTER      ACQUISITIONS
                                 ----------    ------------    -----------    --------    ---------    ------------
Total revenues.................   $426,576       $87,525        $       0     $514,101     $90,276       $ 8,972
Expenses:
 Property operating............    147,496        31,704                0      179,200      26,174         2,608
 Management fees...............      4,288           502            237(a)       5,027           0             0
 Depreciation and
   amortization................     75,227             0         17,180(b)      92,407           0             0
                                  --------       -------        ---------     --------     -------       -------
Total Expenses.................    227,011        32,206           17,417      276,634      26,174         2,608
                                  --------       -------        ---------     --------     -------       -------
Operating Income...............    199,565        55,319          (17,417)     237,467      64,102         6,364
 Interest expense, net.........   (109,840)            0          (38,766)(c) (148,606)          0             0
 Equity in net income/(loss)
   unconsolidated affiliates:
 GGP/Homart, Inc...............     17,865             0                0       17,865           0         5,512
 Property Joint Ventures.......      9,837           (69)               0        9,768           0             0
 General Growth Management,
   Inc.........................    (16,635)        1,697(e)             0      (14,938)          0             0
                                  --------       -------        ---------     --------     -------       -------
Income before minority
 interest......................    100,792        56,947          (56,183)     101,556      64,102        11,876
Minority interest in Operating
 Partnership...................    (29,794)            0            164(d)     (29,630)          0             0
                                  --------       -------        ---------     --------     -------       -------
Net income.....................     70,998        56,947          (56,019)      71,926      64,102        11,876
                                  --------       -------        ---------     --------     -------       -------
Convertible preferred stock
 dividends (2).................    (13,433)            0          (11,036)     (24,469)          0             0
                                  --------       -------        ---------     --------     -------       -------
Net income available to common
 stockholders..................   $ 57,565       $56,947        $ (67,055)    $ 47,457     $64,102       $11,876
                                  ========       =======        =========     ========     =======       =======
 Weighted average shares
   outstanding -- basic........
 Weighted average shares
   outstanding -- diluted......
 Earnings per share -- basic...
 Earnings per
   share -- diluted............

                                                   TOTAL
                                  PRO FORMA      PRO FORMA
                                 ADJUSTMENTS     COMBINED
                                 -----------    -----------
Total revenues.................  $        0     $   613,349
Expenses:
 Property operating............           0         207,982
 Management fees...............       200(a)          5,227
 Depreciation and
   amortization................    19,755(b)        112,162
                                 ----------     -----------
Total Expenses.................      19,955         325,371
                                 ----------     -----------
Operating Income...............     (19,955)        287,978
 Interest expense, net.........     (34,918)(c)    (183,524)
 Equity in net income/(loss)
   unconsolidated affiliates:
 GGP/Homart, Inc...............            0         23,377
 Property Joint Ventures.......           0           9,768
 General Growth Management,
   Inc.........................           0         (14,938)
                                 ----------     -----------
Income before minority
 interest......................     (54,873)        122,661
Minority interest in Operating
 Partnership...................      (1,913)(d)     (31,543)
                                 ----------     -----------
Net income.....................     (56,786)         91,118
                                 ----------     -----------
Convertible preferred stock
 dividends (2).................           0         (24,469)
                                 ----------     -----------
Net income available to common
 stockholders..................  $  (56,786)    $    66,649
                                 ==========     ===========
 Weighted average shares
   outstanding -- basic........                  47,741,476(f)
 Weighted average shares
   outstanding -- diluted......                  47,933,023(f)
 Earnings per share -- basic...                 $      1.40
 Earnings per
   share -- diluted............                 $      1.39

---------------
(1) Amounts are from the statements and footnotes included in the Form 10-K for the year ended December 31, 1998 of General Growth Properties, Inc. (the "Company"), except that the non-recurring gain on sale and the extraordinary items are excluded.

(2) Pro forma earnings have been reduced by the pro forma dividends on the 7.25% Convertible Preferred Stock.

     The accompanying notes are an integral part of the Pro Forma Condensed
                     Consolidated Statement of Operations.

   For alphabetical references, please refer to Note 3-Pro Forma Adjustments.

                        GENERAL GROWTH PROPERTIES, INC.

       NOTES TO PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                      (DOLLARS IN THOUSANDS -- UNAUDITED)

NOTE 1  PRO FORMA BASIS OF PRESENTATION

     This unaudited pro forma condensed consolidated statement of operations is presented as if (i) the acquisitions made in 1998 (Southwest Plaza, Northbrook Court, Coastland Mall, the MEPC Portfolio, the USPPI Portfolio, Altamonte Mall, Spring Hill Mall, Pierre Bossier Mall and Mall St. Vincent), (ii) the acquisitions made and to be made in 1999 (Ala Moana Properties and the "Other 1999 Acquisitions", which are The Crossroads Mall and the additional interest in GGP/Homart due to the exchange of interests for common stock) and (iii) the Company's use of the net proceeds of the offering of Depositary Shares in 1998 and a majority of the net proceeds from the sale of the common stock offered by this prospectus supplement to fund the acquisitions and for other working capital purposes, had all occurred on January 1, 1998. In management's opinion, all adjustments necessary to reflect these transactions have been included. Such pro forma statement of operations is based upon the historical information of General Growth Properties, Inc. excluding the non-recurring gains on sale and extraordinary items and the historical information of each of the above-mentioned assets for the year ended December 31, 1998. This unaudited pro forma statement of operations is not necessarily indicative of what actual results of General Growth Properties, Inc. would have been assuming such transactions had been completed as of January 1, 1998 nor does it purport to represent the results of operations for future periods.

NOTE 2  ACQUISITIONS AND OTHER PRO FORMA TRANSACTIONS

     On April 2, 1998, the Company acquired Southwest Plaza located in Denver, Colorado. On May 8, 1998, the Company completed the acquisition of Northbrook Court Shopping Center located in Northbrook (Chicago), Illinois. The aggregate purchase price for Southwest Plaza and Northbrook Court was approximately $261,000, including approximately $149,000 of assumed debt.

     On June 2, 1998, the Company acquired the U.S. retail property portfolio (the "MEPC Portfolio") of MEPC plc, a United Kingdom based real estate company ("MEPC"), through the purchase of the stock of the three U.S. subsidiaries of MEPC ("MEPC U.S. Subsidiaries") that directly or indirectly owned the MEPC Portfolio. The Company acquired the MEPC Portfolio for approximately $871,000 (less certain adjustments for tenant allowances, construction costs, MEPC U.S. Subsidiary liabilities and other items). The Company borrowed approximately $830,000 to finance the purchase price for the stock, which was paid in cash at closing. The MEPC Portfolio consists of eight enclosed mall shopping centers:
Apache Mall in Rochester, Minnesota; The Boulevard Mall in Las Vegas, Nevada; Cumberland Mall in Atlanta, Georgia; McCreless Mall in San Antonio, Texas; Northridge Fashion Center in Northridge (Los Angeles), California; Regency Square Mall in Jacksonville, Florida; Riverlands Shopping Center in LaPlace, Louisiana and Valley Plaza Mall in Bakersfield, California.

     On July 21, 1998, the Company acquired Altamonte Mall in Altamonte Springs (Orlando), Florida. The aggregate consideration paid for the Altamonte Mall was $169,000 (subject to prorations and certain adjustments), part of which was paid by the payoff of approximately $24,000 of indebtedness assumed at acquisition from cash funded from the Company's line of credit facility and the balance of which was paid by the issuance of 3,683,143 redeemable units of limited partnership interest ("Units") in the Operating Partnership.

     On July 23, 1998, effective as of June 30, 1998, GGP Ivanhoe III acquired the U.S. Prime Property, Inc. ("USPPI") portfolio through a merger of a wholly-owned subsidiary of GGP Ivanhoe III into USPPI. The common stock of GGP Ivanhoe III, which will elect to be taxed as a REIT, is owned 51% by the Company and 49% by a joint venture partner. The aggregate consideration paid pursuant to the merger agreement was approximately $625,000 (less certain adjustments, including a credit of approximately $64,000 for outstanding mortgage indebtedness and accrued interest thereon as well as

                        GENERAL GROWTH PROPERTIES, INC.

                   NOTES TO PRO FORMA CONDENSED CONSOLIDATED
                     STATEMENT OF OPERATIONS -- (CONTINUED)
                      (DOLLARS IN THOUSANDS -- UNAUDITED)

credits for tenant allowances, construction costs, commissions, due diligence items and certain miscellaneous items). The acquisition was financed with a $392,000 interim loan, which became due July 1, 1999 (subsequently extended to October 1, 1999), and capital contributions from the Company and the joint venture partner in proportion to their respective stock ownership. Pursuant to the GGP Ivanhoe III stockholders' agreement, the Company has contributed approximately $91,290 to GGP Ivanhoe III (less certain interest and other credits). The Company's capital contributions were funded primarily from proceeds from the Company's line of credit facility. The properties acquired include: Landmark Mall in Alexandria, Virginia; Mayfair Mall and adjacent office buildings in Wauwatosa (Milwaukee), Wisconsin; Meadows Mall in Las Vegas, Nevada; Northgate Mall in Chattanooga, Tennessee; Oglethorpe Mall in Savannah, Georgia; and Park City Center in Lancaster, Pennsylvania.

     On September 3, 1998, the Company acquired Pierre Bossier Mall in Bossier City (Shreveport), Louisiana. The aggregate consideration paid for the Pierre Bossier Mall was approximately $52,700 (subject to prorations and certain adjustments) which was paid in the form of approximately $10,000 in cash (funded from the Company's line of credit facility), a new mortgage loan (obtained from an independent third party) of approximately $42,000 and the assumption of approximately $700 of existing debt. The Company had previously loaned the sellers approximately $50,000 in early 1998 and received an option to buy the property. In conjunction with the closing of the sale, the loan was fully repaid.

     On September 15, 1998, the Company acquired Spring Hill Mall in West Dundee (Chicago), Illinois. The aggregate consideration paid by the Company was approximately $124,000 (subject to prorations and certain adjustments) which was paid in the form of approximately $32,000 in cash (through the Company's line of credit facility) and a new ten year fixed rate $92,000 mortgage.

     On September 18, 1998, the Company acquired Coastland Center in Naples, Florida, for approximately $114,500 in cash (subject to prorations and certain adjustments). The aggregate consideration paid was borrowed under the Company's line of credit facility.

     On October 21, 1998, the Company acquired Mall St. Vincent in Shreveport, Louisiana. The aggregate consideration paid for Mall St. Vincent was $26,400 (subject to prorations and certain adjustments) which was paid by issuing 200,052 redeemable Units in the Operating Partnership (of which 88,871 were immediately redeemed for cash (funded by the Company's line of credit facility) upon demand of the holders of such Units) and by assuming approximately $19,200 of debt.

     On January 11, 1999, the Company acquired a 100% ownership interest in the Crossroads Mall in Kalamazoo, Michigan. The aggregate purchase price was approximately $68,000 (subject to prorations and certain adjustments), which was funded primarily from a new $45,000 mortgage loan.

     On May 3, 1999, the Company entered into a definitive purchase agreement to acquire Ala Moana Center in Honolulu, Hawaii. The closing of the transaction, which is subject to the completion of certain closing conditions, is expected to occur on or before July 30, 1999. The total acquisition price is $810,000 (less certain closing adjustments, including a credit for the cost to complete an ongoing expansion project), and is expected to be funded from a new first mortgage loan of approximately $500,000 and the majority of the proceeds from the Company's sale of 10,000,000 shares of common stock. Any excess proceeds from the sale of such stock will be applied to reduce outstanding loans.

     During 1999, the Company received notices from three of the institutional investors in GGP/Homart (holding an approximate 11.08% total interest in GGP/Homart) that they desired to exercise the exchange rights available to them under the GGP/Homart stockholders' agreement. The Company satisfied the exercise of such exchange rights by issuing 2,603,291 shares of Common Stock, thereby increasing its ownership interest in GGP/Homart from approximately 38.2% in 1998 to 50% in 1999.

                        GENERAL GROWTH PROPERTIES, INC.

                   NOTES TO PRO FORMA CONDENSED CONSOLIDATED
                     STATEMENT OF OPERATIONS -- (CONTINUED)
                      (DOLLARS IN THOUSANDS -- UNAUDITED)

NOTE 3  PRO FORMA ADJUSTMENTS

  (A) MANAGEMENT FEES

     The management fee adjustment represents the difference in management costs charged and/or allocated to the properties by the previous owners and the new rates charged by General Growth Management, Inc.

  (B) DEPRECIATION AND AMORTIZATION

     Depreciation and amortization is adjusted to include additional amounts related to the periods from January 1, 1998 to the dates of acquisition for the 1998 acquisitions and for the entire year of 1998 for the acquisitions made or to be made in 1999.

  (C) INTEREST EXPENSE

     Interest expense increased due to a combination of debt assumption and increased borrowings. In connection with the 1998 acquisitions described above, the Company assumed $69,000 of mortgage debt bearing interest at the weighted average rate of 8.64%. The Company also issued approximately $1,137,400 of secured and unsecured borrowings to fund the cash portion of the acquisitions. The pro forma interest expense on new borrowings was calculated using a weighted average interest rate of 6.64%. In connection with the 1999 acquisitions and common stock issuance, the Company issued approximately $522,000 million of net secured and unsecured borrowings to fund the cash portion of the acquisitions. The pro forma interest expense on new borrowing was calculated using a weighted average interest rate of 6.59%.

  (D) MINORITY INTEREST

     The pro forma income statement has been adjusted to reflect the allocation of earnings to the minority interest.

  (E) EQUITY IN GENERAL GROWTH MANAGEMENT, INC.

     Reflects the increase in General Growth Management, Inc. net income for management fees as the USPPI Portfolio was acquired with a joint venture partner.

  (F) WEIGHTED AVERAGE SHARES

     The pro forma weighted average shares outstanding has been adjusted to reflect the additional shares of stock outstanding due to the conversion of the interest of the investors in GGP/Homart and the 10,000,000 shares of stock to be issued in the offering made by this prospectus supplement (assuming no exercise of the underwriter's over-allotment option).

                        GENERAL GROWTH PROPERTIES, INC.

            PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                   FOR THE THREE MONTHS ENDED MARCH 31, 1999
           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA -- UNAUDITED)

                                   HISTORICAL
                                 GENERAL GROWTH                  OTHER                         TOTAL
                                  PROPERTIES,     ALA MOANA       1999        PRO FORMA      PRO FORMA
                                    INC.(1)        CENTER     ACQUISITIONS   ADJUSTMENTS      COMBINED
                                 --------------   ---------   ------------   -----------     ----------
Total revenues.................    $  134,260      $23,097        $267       $        0      $  157,624
Expenses:
     Property operating........        45,523        6,386          83                0          51,992
     Management fees...........         1,300            0           0                25(a)       1,325
     Depreciation and
       amortization............        25,015            0           0            4,540(b)       29,555
                                   ----------      -------        ----       ----------      ----------
          Total Expenses.......        71,838        6,386          83            4,565          82,872
                                   ----------      -------        ----       ----------      ----------
Operating Income...............        62,422       16,711         184           (4,565)         74,752
     Interest expense, net.....       (39,087)           0           0           (9,519)(c)     (48,606)
Equity in unconsolidated
  affiliates:
     GGP/Homart, Inc...........         3,492            0         694                0           4,186
     Joint Venture
       Properties..............         3,574            0           0                0           3,574
     General Growth Management,
       Inc.....................        (2,856)           0           0                0          (2,856)
                                   ----------      -------        ----       ----------      ----------
Income before minority
  interest.....................        27,545       16,711         878          (14,084)         31,050
Minority interest in Operating
  Partnership..................        (4,216)           0           0           (2,703)(d)      (6,919)
                                   ----------      -------        ----       ----------      ----------
Net income.....................        23,329       16,711         878          (16,787)         24,131
Convertible preferred stock
  dividends....................        (6,117)           0           0                0          (6,117)
                                   ----------      -------        ----       ----------      ----------
Net income available to common
  stockholders.................    $   17,212      $16,711        $878       $  (16,787)     $   18,014
                                   ==========      =======        ====       ==========      ==========
Weighted average shares
  outstanding -- basic.........    40,054,780                                11,551,109(e)   51,605,884
Weighted average shares
  outstanding -- diluted.......    40,252,453                                11,551,109(e)   51,803,562
Earnings per share -- basic....                                                              $     0.35
Earnings per
  share -- diluted.............                                                              $     0.35

---------------
(1) Amounts are from the statements included in the Company's Form 10-Q for the three months ended March 31, 1999 except that extraordinary items are excluded.

     The accompanying notes are an integral part of the Pro Forma Condensed
                     Consolidated Statement of Operations.

   For alphabetical references, please refer to Note 3-Pro Forma Adjustments.

                        GENERAL GROWTH PROPERTIES, INC.

       NOTES TO PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                   FOR THE THREE MONTHS ENDED MARCH 31, 1999
                      (DOLLARS IN THOUSANDS -- UNAUDITED)

NOTE 1 PRO FORMA BASIS OF PRESENTATION

     This unaudited pro forma condensed consolidated statement of operations is presented as if (i) the acquisitions made and to be made in 1999 (Ala Moana Properties and the "Other 1999 Acquisitions," which are The Crossroads Mall and the additional interest in GGP/Homart due to the exchange of interests for common stock) and (ii) the Company's use of the net proceeds of the offering of common stock made by this prospectus supplement to fund the acquisitions and for other working capital purposes, had all occurred on January 1, 1999. In management's opinion, all adjustments necessary to reflect these transactions have been included. Such pro forma statement of operations is based upon the historical information of General Growth Properties, Inc. excluding extraordinary items and the historical information of each of the above-mentioned entities for the three months ended March 31, 1999. This unaudited pro forma statement of operations is not necessarily indicative of what actual results of General Growth Properties, Inc. would have been assuming such transactions had been completed as of January 1, 1999 nor does it purport to represent the results of operations for future periods.

NOTE 2 ACQUISITIONS AND OTHER PRO FORMA TRANSACTIONS

     On January 11, 1999, the Company acquired a 100% ownership interest in the Crossroads Mall in Kalamazoo, Michigan. The aggregate purchase price was approximately $68,000 (subject to prorations and certain adjustments), which was funded primarily from a new $45,000 mortgage loan.

     On May 3, 1999, the Company entered into a definitive purchase agreement to acquire Ala Moana Center in Honolulu, Hawaii. The closing of the transaction, which is subject to the completion of certain closing conditions, is expected to occur on or before July 30, 1999. The total acquisition price is $810,000 (less certain closing adjustments, including a credit for the cost to complete an ongoing expansion project), and is expected to be funded from a new first mortgage loan of approximately $500,000 and a majority of the proceeds from the Company's sale of 10,000,000 shares of common stock. Any excess proceeds from the sale of such stock will be applied to reduce outstanding loans.

     During 1999, the Company received notices from two of the institutional investors in GGP/Homart (holding an approximate 7.1% total interest in GGP/Homart) that they desired to exercise the exchange rights available to them under the GGP/Homart stockholders' agreement. The Company satisfied the exercise of such exchange rights by issuing 1,551,109 shares of Common Stock, thereby increasing its ownership interest in GGP/Homart from approximately 43% in 1998 to 50% in 1999.

NOTE 3 PRO FORMA ADJUSTMENTS

  (A) MANAGEMENT FEES

     The management fee adjustment represents the difference in management costs charged and/or allocated to the properties by the previous owners and the new rates charged by General Growth Management, Inc.

  (B) DEPRECIATION AND AMORTIZATION

     Depreciation and amortization is adjusted to include additional amounts related to the periods from January 1, 1999 to the dates of acquisition for the acquisitions made or to be made in 1999.

                        GENERAL GROWTH PROPERTIES, INC.

                   NOTES TO PRO FORMA CONDENSED CONSOLIDATED
                     STATEMENT OF OPERATIONS -- (CONTINUED)
                      (DOLLARS IN THOUSANDS -- UNAUDITED)

  (C) INTEREST EXPENSE

     Interest expense increased due to a combination of debt assumption and increased borrowings. In connection with the 1999 acquisitions and common stock issuance, the Company issued approximately $522,000 of net secured and unsecured borrowings to fund the cash portion of the acquisitions. The pro forma interest expense on new borrowing was calculated using a weighted average interest rate of 6.59%.

  (D) MINORITY INTEREST

     The pro forma income statement has been adjusted to reflect the allocation of earnings to the minority interest.

  (E) WEIGHTED AVERAGE SHARES

     The pro forma weighted average shares outstanding has been adjusted to reflect the additional shares of stock outstanding due to the conversion of the interest of the investors in GGP/Homart and the 10,000,000 shares of stock to be issued in the offering made by this prospectus supplement (assuming no exercise of the underwriter's over-allotment option).

                        GENERAL GROWTH PROPERTIES, INC.

                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                                 MARCH 31, 1999
                      (DOLLARS IN THOUSANDS -- UNAUDITED)

                                                         HISTORICAL
                                                       GENERAL GROWTH                     TOTAL
                                                        PROPERTIES,       PRO FORMA     PRO FORMA
                                                          INC.(1)        ADJUSTMENTS     COMBINED
                                                       --------------    -----------    ----------
                                              ASSETS
Investment in real estate
  Land...............................................    $  372,434       $ 81,000(a)   $  453,434
  Buildings and equipment............................     3,317,050        729,000(a)    4,046,050
  Less accumulated depreciation......................      (326,242)            --        (326,242)
  Developments in progress...........................       101,709             --         101,709
                                                         ----------       --------      ----------
     Net property and equipment......................     3,464,951        810,000       4,274,951
  Investment in Unconsol R. E. Ventures..............       409,980         57,595         467,575
                                                         ----------       --------      ----------
     Net investment in real estate...................     3,874,931        867,595       4,742,526
Cash and cash equivalents............................        14,540             --          14,540
Tenant accounts receivable, net......................        74,012             --          74,012
Deferred expenses, net...............................        71,880             --          71,880
Investment in and note receivable from GGMI..........        90,887             --          90,887
Prepaid expenses and other assets....................        13,072             --          13,072
                                                         ----------       --------      ----------
                                                         $4,139,322       $867,595      $5,006,917
                                                         ==========       ========      ==========

                               LIABILITIES AND STOCKHOLDERS' EQUITY

Mortgage notes and other debt payable................    $2,753,373       $477,775(b)   $3,231,148
Distributions payable................................        34,965             --          34,965
Accounts payable and accrued expenses................       110,136             --         110,136
                                                         ----------       --------      ----------
          Total Liabilities..........................     2,898,474        477,775       3,376,249
                                                         ----------       --------      ----------
Minority interest in Operating Partnership...........       299,832         58,764(c)      358,596
                                                         ----------       --------      ----------
Commitments and contingencies Convertible preferred
stock................................................       337,500             --         337,500
Stockholders' equity
  Common stock.......................................         4,010          1,155           5,165
  Additional paid-in capital.........................       871,553        329,207       1,200,760
  Retained earnings (deficit)........................      (268,883)           694        (268,189)
  Notes Receivable-Common Stock Purchase.............        (3,164)            --          (3,164)
                                                         ----------       --------      ----------
          Total stockholders' equity.................       603,516        331,056(d)      934,572
                                                         ----------       --------      ----------
          Total Liabilities and Equity...............    $4,139,322       $867,595      $5,006,917
                                                         ==========       ========      ==========

---------------
(1) Amounts are from the statements included in the Company's Form 10-Q for the quarter ended March 31, 1999.

     The accompanying notes are an integral part of the Pro Forma Condensed
                          Consolidated Balance Sheet.

   For alphabetical references please refer to Note 2-Pro Forma Adjustments.

                        GENERAL GROWTH PROPERTIES, INC.

            NOTES TO PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                                 MARCH 31, 1999
                      (DOLLARS IN THOUSANDS -- UNAUDITED)

NOTE 1  PRO FORMA BASIS OF PRESENTATION

     This unaudited pro forma condensed consolidated balance sheet is presented as if (i) the acquisitions made and to be made in 1999 (Ala Moana Properties and the additional interest in GGP/Homart due to the exchange of interests for common stock) and (ii) the Company's use of the net proceeds of the offering of common stock made by this prospectus supplement to fund the acquisitions and to repay indebtedness, had all occurred on March 31, 1999. In management's opinion, all adjustments necessary to reflect these transactions have been included.

NOTE 2  PRO FORMA ADJUSTMENTS

(A) INVESTMENT IN REAL ESTATE

     Asset additions for Ala Moana Center are as follows:

Land........................................................    $ 81,000
Buildings and equipment.....................................     729,000
                                                                --------
                                                                $810,000
                                                                ========

(B) MORTGAGE NOTES PAYABLE

     Debt incurred is assumed to be as follows:

Ala Moana Center............................................    $500,000
Debt paydown due to common stock offering...................     (22,225)
                                                                --------
                                                                $477,775
                                                                ========

(C) MINORITY INTEREST

Adjustment to minority interest as determined by the
  relationship of the units to common shares at March 31,
  1999......................................................    $58,764

(D) STOCKHOLDERS' EQUITY

Adjustment to stockholders' equity as determined by the
  relationship of the units to common shares at March 31,
  1999......................................................    $(58,764)
Common stock issued by the Company to fund the Ala Moana
  acquisition, net of offering costs........................     332,225
Common stock issued to increase investment in GGP/Homart....      56,901
Increase in equity in GGP/Homart earnings...................         694
                                                                --------
                                                                $331,056
                                                                ========

PROSPECTUS

                        GENERAL GROWTH PROPERTIES, INC.
                      PREFERRED STOCK, DEPOSITARY SHARES,
                      COMMON STOCK, COMMON STOCK WARRANTS
                              AND DEBT SECURITIES

                         ------------------------------

     General Growth Properties, Inc. (the "Company") may offer from time to time, together or separately, in one or more series (a) shares of the Company's preferred stock, par value $100 per share ("Preferred Stock"), (b) depositary shares representing entitlement to all rights and preferences of a fraction of a share of Preferred Stock of a specified series ("Depositary Shares"), (c) shares of the Company's common stock, par value $.10 per share ("Common Stock"), (d) warrants to purchase shares of Common Stock (the "Common Stock Warrants") and
(e) debt securities of the Company ("Debt Securities") (the Preferred Stock, Depositary Shares, Common Stock, Common Stock Warrants and Debt Securities are collectively referred to as the "Securities"), separately or together, at an aggregate initial offering price not to exceed U.S. $1,000,000,000, in amounts, at prices and on terms to be determined at the time of sale.

     The specific terms of any Securities offered pursuant to this Prospectus will be set forth in an accompanying supplement to this Prospectus (a "Prospectus Supplement"), together with the terms of the offering of such Securities and the initial price and the net proceeds to the Company from the sale thereof. The Prospectus Supplement will include, with regard to the particular Securities, the following information: (a) in the case of Preferred Stock, the designation, number of shares, liquidation preference per share, initial offering price, dividend rate (or method of calculation thereof), dates on which dividends shall be payable and dates from which dividends shall accrue, any redemption or sinking fund provision, and any conversion or exchange rights;
(b) in the case of Common Stock, the number of shares and the terms of the offering and sale thereof; (c) in the case of Common Stock Warrants, the number and terms thereof, the designation and the number of shares of Common Stock issuable upon exercise, the exercise price, the terms of the offering and sale thereof, and where applicable, the duration and detachability thereof; (d) in the case of Debt Securities, the specific designation, aggregate principal amount, authorized denominations, currencies in which such Debt Securities are issued or payable, maturity, rate (or manner of calculation thereof) and time of payment of interest, if any, whether the Debt Securities are issuable in registered form or bearer form or both, whether any series of the Debt Securities will be represented by a single global certificate, any terms for redemption or for sinking fund payments, the terms and conditions, if any, on which the Debt Securities are convertible into Common Stock or Debt Securities of a different series, the initial public offering price and the net proceeds to the Company from the sale of the Debt Securities; and (e) in the case of all Securities, whether such Securities will be offered separately or as a unit with other Securities. The Prospectus Supplement will also contain information, where applicable, about material United States Federal income tax considerations relating to, and any listing on a securities exchange of, the Securities covered by such Prospectus Supplement.

     The Company's Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "GGP". Any Common Stock offered pursuant to a Prospectus Supplement will be listed on such exchange, subject to official notice of issuance.

     The Company may sell Securities directly through agents, underwriters or dealers designated from time to time. If any agents, underwriters, or dealers are involved in the sale of the Securities, the names of such agents, underwriters, or dealers and any applicable commissions or discounts and the net proceeds to the Company from such sale will be set forth in the applicable Prospectus Supplement.

     THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE SALES OF SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON
THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

                         ------------------------------

                The date of this Prospectus is January 29, 1998

     IN CONNECTION WITH AN OFFERING OF SECURITIES, THE UNDERWRITERS, IF ANY, FOR SUCH OFFERING MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICES OF THE SECURITIES AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the Public Reference Room of the Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the Commission's regional offices at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Room of the Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. Such materials also may be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov. The Company's Common Stock is listed on the NYSE and such reports, proxy statements and other information also can be inspected at the offices of the NYSE, 20 Broad Street, 17th Floor, New York, New York 10005.

     The Company has filed with the Commission a Registration Statement on Form S-3 (herein, together with all amendments and exhibits referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in schedules and exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. Items and information omitted from this Prospectus but contained in the Registration Statement may be inspected and copied at the Public Reference Room of the Commission.

     No dealer, salesperson or other person has been authorized to give any information or to make any representations not contained or incorporated by reference in this Prospectus or the Prospectus Supplement, and, if given or made, such information or representations must not be relied upon as having been authorized. This Prospectus and the Prospectus Supplement do not constitute an offer of any securities other than those to which it relates or an offer to sell, or a solicitation of an offer to buy, to any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this Prospectus or any Prospectus Supplement nor any sale made hereunder or thereunder shall, under any circumstances, create any implication that the information contained herein or therein is correct as of any time subsequent to their respective dates.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated in this Prospectus by reference and are made a part hereof: (i) Annual Report on Form 10-K for the fiscal year ended December 31, 1996, as amended by Form 10-K/A dated January 15, 1998 (the "Company 10-K"); (ii) Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, as amended by Form 10-Q/A dated January 15, 1998; (iii) Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, as amended by Form 10-Q/A dated January 15, 1998; (iv) Quarterly Report on Form 10-Q for the quarter ended September 30, 1997, as amended by Form 10-Q/A dated January 15,

1998; (v) Current Report on Form 8-K dated January 16, 1997, as amended by Form 8-K/A dated February 18, 1997 and as further amended by a Form 8-K/A dated January 15, 1998; (vi) Current Report on Form 8-K dated July 2, 1997, as amended by Form 8-K/A dated August 28, 1997; (vii) Current Report on Form 8-K dated August 18, 1997; (viii) the portions of the Company's Proxy Statement for its 1997 Annual Meeting of Stockholders that have been incorporated by reference into the Company 10-K; and (ix) the description of the Company's Common Stock which is contained in the Registration Statement on Form 8-A filed by the Company with the Commission on January 12, 1993, pursuant to Section 12(b) of the Exchange Act.

     All other documents and reports filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this Prospectus and prior to the termination of the offering of the Securities shall be deemed to be incorporated by reference herein and shall be deemed to be a part hereof from the date of the filing of such reports and documents (provided, however, that the information referred to in Item 402(a)(8) of Regulation S-K of the Commission shall not be deemed specifically incorporated by reference herein).

     The Company will provide without charge to each person to whom a copy of this Prospectus or any Prospectus Supplement is delivered, on written or oral request of such person, a copy of any or all documents which are incorporated herein by reference (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference in the document which this Prospectus incorporates). Requests should be directed to General Growth Properties, Inc., 55 West Monroe Street -- Suite 3100, Chicago, Illinois 60603,
Attention: Director of Investor Relations, Telephone (312) 551-5000.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                                  THE COMPANY

     The Company is a self-managed real estate investment trust which, through its general partnership interest in GGP Limited Partnership, a Delaware limited partnership (the "Operating Partnership"), and its interest in GGP/Homart, Inc. ("GGP/Homart"), owns, operates, acquires, develops and manages enclosed mall shopping centers located throughout the United States. The Company and the Operating Partnership together own, directly or indirectly, 100% of 35 enclosed mall shopping centers, a 51% interest in two other enclosed mall shopping centers, a 50% interest in two additional enclosed mall shopping centers and a 100% interest in one property under development. These properties contain an aggregate of approximately 30.1 million square feet of gross retail space, including anchor stores, freestanding stores and mall tenant areas ("GLA"). In addition, the Company, through the Operating Partnership's ownership of stock in GGP/Homart, owns a 38.2% interest in substantially all of the regional mall assets formerly owned by a subsidiary of Sears, Roebuck & Co. GGP/Homart currently owns interests in 24 shopping centers containing an aggregate of approximately 22.0 million square feet of GLA. The Operating Partnership also owns 95% of the non-voting preferred stock of General Growth Management, Inc., a company which manages, leases, develops and operates enclosed malls. The Company has qualified as a real estate investment trust (a "REIT") for federal income tax purposes.

     The Company is incorporated under the laws of the State of Delaware. Its principal executive offices are located at 55 West Monroe Street -- Suite 3100, Chicago, Illinois 60603, and its telephone number is (312) 551-5000.

                                USE OF PROCEEDS

     Unless otherwise set forth in the applicable Prospectus Supplement, the net proceeds from the sale of the Securities will be used for general corporate purposes, which may include the acquisition of shopping centers as suitable opportunities arise, the expansion and improvement of certain properties in the Company's portfolio, payment of development costs for new centers, and the repayment of indebtedness outstanding at such time.

                       CONSOLIDATED RATIOS OF EARNINGS TO
                  FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

     The following table sets forth the Company's consolidated ratios of earnings to fixed charges for each of the last five fiscal years. There was no Preferred Stock outstanding for any of the periods shown below. Accordingly, the ratio of earnings to fixed charges and Preferred Stock dividends is identical to the ratio of earnings to fixed charges.

                            YEAR ENDED DECEMBER 31,

                                                          1997    1996    1995    1994    1993
                                                          ----    ----    ----    ----    ----
Ratio of earnings to fixed charges:.....................  2.61    2.37    2.43    1.67    1.53

                                 CAPITAL STOCK

     The authorized capital stock of the Company consists of 210,000,000 shares of Common Stock, par value $.10 per share, and 5,000,000 shares of Preferred Stock, par value $100 per share. The following summary description of the capital stock of the Company does not purport to be complete and is qualified in its entirety by reference to the Company's Second Amended and Restated Certificate of Incorporation, as amended (the "Certificate"), and the certificates of designations which will be filed with the Commission in connection with any offering of Preferred Stock.

     As of December 31, 1997, 35,634,977 shares of the Company's Common Stock were issued and outstanding and no shares of the Company's Preferred Stock were issued and outstanding. The Board of Directors is authorized to provide for the issuance of shares of Preferred Stock in one or more series, to establish the number of shares in each series and to fix the designation, powers, preferences and rights of each such series and the qualifications, limitations or restrictions thereof. See "Description of Preferred Stock". The Company's Common Stock is listed on the New York Stock Exchange under the symbol "GGP".

                          DESCRIPTION OF COMMON STOCK

     The holders of the Company's Common Stock are entitled to one vote per share on all matters voted on by stockholders, including elections of directors, and, except as otherwise required by law or provided in any resolution adopted by the Board of Directors with respect to any series of Preferred Stock establishing the powers, designations, preferences and relative, participating, option or other special rights of such series ("Preferred Stock Designation"), the holders of such shares exclusively possess all voting power. The Certificate does not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of Preferred Stock, the holders of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors from funds legally available therefor, and upon liquidation are entitled to receive pro rata all assets of the Company available for distribution to such holders. All shares of Common Stock offered hereby, upon issuance against full payment of the purchase price therefor, will be fully paid and nonassessable and the holders thereof will not have preemptive rights.

RESTRICTIONS ON TRANSFER

     For the Company to remain qualified as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), not more than 50% in value of its outstanding Common Stock and Preferred Stock (collectively, the "Capital Stock") may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code) during the last half of a taxable year, the Capital Stock must be beneficially owned (without regard to any rules of attribution of ownership) by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year and certain percentages of the Company's gross income must be derived from particular activities. Because the Board of Directors believes it is essential for the Company to continue to qualify as a REIT, the Company's Certificate restricts the acquisition of shares of Capital Stock (the "Ownership Limit").

     The Ownership Limit provides that, subject to certain exceptions specified in the Certificate, no stockholder (other than Martin Bucksbaum, Matthew Bucksbaum, their families and related trusts (collectively, the "Bucksbaums") and the International Business Machines Retirement Plan (the "IBM Retirement Plan")) may own, or be deemed to own by virtue of the applicable attribution provisions of the Code, more than the Ownership Limit. The Ownership Limit was originally set at 6.5% of the outstanding Capital Stock, and was increased to 7.5% of the value of the outstanding Capital Stock as a result of legislation passed in 1993. The Board of Directors is authorized to further increase the Ownership Limit to not more than 9.8%. The Bucksbaums and the IBM Retirement Plan are each permitted by the Certificate to exceed the Ownership Limit and the Bucksbaums currently exceed such limit and may continue to do so. The Ownership Limit provides that the Bucksbaums may acquire additional shares pursuant to certain rights granted to them in connection with the Company's initial public offering or from other sources so long as the acquisition does not result in the five largest beneficial owners of Capital Stock holding more than 50% of the outstanding Capital Stock. The Board of Directors may waive the Ownership Limit if presented with satisfactory evidence that such ownership will not jeopardize the Company's status as a REIT (and, from time to time, the Board of Directors has waived the Ownership Limit). As a condition of such waiver, the Board of Directors may require opinions of counsel satisfactory to it and/or an undertaking from the applicant with respect to preserving the REIT status of the Company. The Ownership Limit will not apply if the Board of Directors and the holders of Capital Stock determine that it is no longer in the best interests of the Company to attempt to qualify, or to continue to qualify, as a REIT. If shares of Common Stock in excess of the Ownership Limit, or shares which would cause the Company to be beneficially owned by fewer than 100 persons, are issued or transferred to any person, such issuance or transfer shall be null and void and the intended transferee will acquire no rights to such shares.

     The Certificate further provides that upon a transfer or other event that results in a person owning (either directly or by virtue of the applicable attribution rules) Capital Stock in excess of the applicable Ownership Limit ("Excess Shares"), such person (a "Prohibited Owner") will not acquire or retain any rights or beneficial economic interest in such Excess Shares. Rather, the Excess Shares will be automatically transferred to a person or entity unaffiliated with and designated by the Company to serve as trustee (the "Trustee") of a trust for the exclusive benefit of a charitable beneficiary (the "Beneficiary") to be designated by the Company within five (5) days after the discovery of the transaction which created the Excess Shares. The Trustee shall have the exclusive right to designate a person who may acquire the Excess Shares without violating the applicable ownership restrictions (a "Permitted Transferee") to acquire all of the shares held by the Trust. The Permitted Transferee must pay the Trustee an amount equal to the fair market value (determined at the time of transfer to the Permitted Transferee) for the Excess Shares. The Trustee shall pay to the Prohibited Owner the lesser of: a) the value of the shares at the time they became Excess Shares and b) the price received by the Trustee from the sale of the Excess Shares to the Permitted Transferee. The excess of: a) the sale proceeds from the transfer to the Permitted Transferee over b) the amount paid to the Prohibited Owner, if any, in addition to any dividends paid with respect to the Excess Shares will be distributed to the Beneficiary.

     The Ownership Limit will not be automatically removed even if the REIT provisions of the Code are changed so as to no longer contain any ownership concentration limitation or if the ownership concentration limitation is increased. Except as otherwise described above, any change in the Ownership Limit would require an amendment to the Certificate. Amendments to the Certificate require the affirmative vote of holders owning a majority of the outstanding Capital Stock. In addition to preserving the Company's status as a REIT, the Ownership Limit may have the effect of precluding an acquisition of control of the Company without the approval of the Board of Directors.

     All certificates representing Capital Stock will bear a legend referring to the restrictions described above.

     All persons who own, directly or by virtue of the attribution provisions of the Code, more than 7.5% of the outstanding Capital Stock must file an affidavit with the Company containing the information specified in the Certificate within 30 days after January 1 and June 30 of each year. In addition, each stockholder shall upon demand be required to disclose to the Company in writing such information with respect to the direct, indirect and constructive ownership of shares as the Board of Directors deems necessary to comply with the provisions of the Code applicable to a REIT or to comply with the requirements of any taxing authority or governmental agency. United States Treasury Regulations (the "Regulations") currently require that the Company annually request written statements requesting information as to the actual ownership of the Capital Stock from each record holder of more than 1% of the Company's outstanding Capital Stock. Depending upon the number of record holders of the Capital Stock, the reporting threshold required by the Regulations can fall as low as .5%. Record holders that fail to submit a written statement in response to the request required by the Regulations are required to attach to their federal income tax returns specified information regarding the actual ownership of shares of Capital Stock of which they are the record holder.

LIMITATION OF LIABILITY OF DIRECTORS

     The Certificate provides that a director will not be personally liable for monetary damages to the Company or its stockholders for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for paying a dividend or approving a stock repurchase in violation of
Section 174 of the Delaware General Corporation Law ("DGCL") or (iv) for any transaction from which the director derived an improper personal benefit.

     While the Certificate provides directors with protection from awards for monetary damages for breaches of their duty of care, it does not eliminate such duty. Accordingly, the Certificate will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director's breach of his or her duty of care. The provisions of the Certificate described above apply to an officer of the Company only if he or she is a director of the Company and is acting in his or her capacity as director, and do not apply to officers of the Company who are not directors.

INDEMNIFICATION AGREEMENTS

     The Company has entered into indemnification agreements with each of its officers and directors. The indemnification agreements require, among other things, that the Company indemnify its officers and directors to the fullest extent permitted by law, and advance to the officers and directors all related expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted. The Company must also indemnify and advance all expenses incurred by officers and directors seeking to enforce their rights under the indemnification agreements, and cover officers and directors under the Company's directors' and officers' liability insurance. Although the form of the indemnification agreement offers substantially the same scope of coverage afforded by provisions in the Company's Certificate and Bylaws, it provides greater assurance to directors and officers that indemnification will be available, because, as a contract, it cannot be modified unilaterally in the future by the Board of Directors or by stockholders to eliminate the rights it provides.

DELAWARE ANTI-TAKEOVER STATUTE

     The Company is a Delaware corporation and is subject to Section 203 of the DGCL. In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of the Company's outstanding voting stock) from engaging in a "business combination" (as defined in Section 203) with the Company for three years following the date that person becomes an interested stockholder unless (a) before that person became an interested stockholder, the Company's Board of Directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (b) upon completion of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owns at least 85% of the Company's voting stock outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the Company and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer), or (c) following the transaction in which that person became an interested stockholder, the business combination is approved by the Company's Board of Directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the Company's outstanding voting stock not owned by the interested stockholder.

     Under Section 203, these restrictions also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the Company and a person who was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the Company's directors, if that extraordinary transaction is approved or not opposed by a majority of the directors who were directors before any person became an interested stockholder in the previous three years or who were recommended for election or elected to succeed such directors by a majority of such directors then in office.

                         DESCRIPTION OF PREFERRED STOCK

     The following is a description of certain general terms and provisions of the Preferred Stock. The particular terms of any series of Preferred Stock will be described in the applicable Prospectus Supplement. If so indicated in a Prospectus Supplement, the terms of any such series may differ from the terms set forth below.

     The summary of terms of any series of the Company's Preferred Stock contained in this Prospectus does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Certificate and the applicable Preferred Stock Designation, which will be filed as an exhibit to or incorporated by reference in the Registration Statement of which this Prospectus is a part at or prior to the time of issuance of such series of the Preferred Stock.

     Under the Company's Certificate, the Board of Directors is authorized, without further stockholder action, to provide for the issuance of up to 5,000,000 shares of Preferred Stock, par value $100 per share. No Preferred Stock is outstanding as of the date of this Prospectus. The Preferred Stock authorized by the Certificate may be issued, from time to time, in one or more series in such amounts and with such designations, powers, preferences or other rights, qualifications, limitations and restrictions as may be fixed by the Board of Directors. Under certain circumstances, the issuance of Preferred Stock could have the effect of delaying, deferring or preventing a change of control of the Company and may adversely affect the voting and other rights of the holders of Common Stock.

     The Preferred Stock shall have the dividend, liquidation, redemption, voting and certain other rights set forth below unless otherwise described in a Prospectus Supplement relating to a particular series of Preferred Stock. The applicable Prospectus Supplement will describe the following terms of the series of Preferred Stock offered thereby: (1) the designation of such series and the number of shares offered; (2) the liquidation preference of such series; (3) the initial offering price at which such series will be issued; (4) the dividend rate (or method of calculation), the dates on which dividends shall be payable and the dates from which dividends shall commence to cumulate, if any; (5) any redemption or sinking fund provisions; (6) any conversion or exchange rights;
(7) any additional voting, dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions; (8) any listing of such Preferred Stock on any securities exchange; (9) a discussion of federal income tax considerations applicable to such series; (10) the relative ranking and preferences of such series as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; (11) any limitations on issuance of any series of Preferred Stock ranking senior to or on a parity with such series as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; (12) any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve the status of the Company as a REIT for federal tax purposes; and (13) any other specific terms, preferences, rights, limitations or restrictions of such series.

     The Preferred Stock offered hereby will be issued in one or more series. The Preferred Stock, upon issuance against full payment of the purchase price therefor, will be fully paid and nonassessable. The liquidation preference is not indicative of the price at which the Preferred Stock will actually trade on or after the date of issuance.

RANK

     The Preferred Stock shall, with respect to dividend rights and rights upon liquidation, dissolution and winding up of the Company, rank prior to the Common Stock and to all other classes and series of equity securities of the Company now or hereafter authorized, issued or outstanding (the Common Stock and such other classes and series of equity securities collectively may be referred to herein as the "Junior Stock"), other than any classes or series of equity securities of the Company which by their terms specifically provide for a ranking on a parity with (the "Parity Stock") or senior to (the "Senior Stock") the Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the Company. The Preferred Stock shall be junior to all outstanding debt of the Company. The Preferred Stock shall be subject to creation of Senior Stock, Parity Stock and Junior Stock to the extent not expressly prohibited by the Company's Certificate.

DIVIDENDS

     Holders of Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of assets of the Company legally available for payment, dividends, or distributions in cash, property or other assets of the Company or in Securities of the Company or from any other source as the Board of Directors in their discretion shall determine and at such dates and at such rates per share per annum as described in the applicable Prospectus Supplement. Such rate may be fixed or variable or both. Each declared dividend shall be payable to holders of record as they appear at the close of business on the books of the Company on such record dates, not more than 90 calendar days preceding the payment dates therefor, as are determined by the Board of Directors (each of such dates, a "Record Date").

     Dividends on a series of Preferred Stock may be cumulative or noncumulative. If dividends on a series of Preferred Stock are noncumulative and if the Board of Directors fails to declare a dividend in respect of a dividend period with respect to such series, then holders of such Preferred Stock will have no right to receive a dividend in respect of such dividend period, and the Company will have no obligation to pay the dividend for such period, whether or not dividends are declared payable on any future dividend payment dates. If dividends of a series of Preferred Stock are cumulative, the dividends on such shares will accrue from and after the date set forth in the applicable Preferred Stock Designation.

     No full dividends shall be declared or paid or set apart for payment on any series of Preferred Stock ranking, as to dividends, on a parity with or junior to the series of Preferred Stock offered by the applicable Prospectus Supplement for any period unless full dividends for the immediately preceding dividend period on such Preferred Stock (including any accumulation in respect of unpaid dividends for prior dividend periods, if dividends on such Preferred Stock are cumulative) have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for such payment. When dividends are not so paid in full (or a sum sufficient for such full payment is not so set apart) on such Preferred Stock and any Parity Stock of the Company ranking on a parity as to dividends with such Preferred Stock, dividends upon such Preferred Stock and dividends upon such Parity Stock shall be declared pro rata so that the amount of dividends declared per share on such Preferred Stock and such Parity Stock shall in all cases bear to each other the same ratio that accrued dividends for the then-current dividend period per share on such Preferred Stock (including any accumulation in respect of unpaid dividends for prior dividend periods, if dividends on such Preferred Stock are cumulative) and accrued dividends, including required or permitted accumulations, if any, on shares of such Parity Stock, bear to each other.

     No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment(s) on Preferred Stock which may be in arrears. Unless full dividends on the series of Preferred Stock offered by the applicable Prospectus Supplement have been declared and paid or set apart for payment for the immediately preceding dividend period (including any accumulation in respect of unpaid dividends for prior dividend periods, if dividends on such Preferred Stock are cumulative), (a) no cash dividend or distribution (other than in shares of Junior Stock) may be declared, set aside or paid on the Junior Stock,
(b) the Company may not, directly or indirectly, repurchase, redeem or otherwise acquire any shares of its Junior Stock (or pay any monies into a sinking fund for the redemption of any shares) except by conversion into or exchange for Junior Stock, and (c) the Company may not, directly or indirectly, repurchase, redeem or otherwise acquire any such Preferred Stock or any Parity Stock ranking on parity with such Preferred Stock (or pay any monies into a sinking fund for the redemption of any shares of any such stock) otherwise than pursuant to pro rata offers to purchase or a concurrent redemption of all, or a pro rata portion, of such Preferred Stock and such Parity Stock (except by conversion into or exchange for Junior Stock).

     Any dividend payment made on a series of Preferred Stock shall first be credited against the earliest accrued but unpaid dividend due with respect to shares of such series.

REDEMPTION

     The terms, if any, on which Preferred Stock of any series may be redeemed will be set forth in the applicable Prospectus Supplement.

CONVERSION RIGHTS

     The terms and conditions, if any, upon which shares of any series of Preferred Stock will be convertible into Common Stock will be set forth in the applicable Prospectus Supplement. Such terms will include the number of shares of Common Stock into which the Preferred Stock is convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of the Preferred Stock or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such Preferred Stock.

LIQUIDATION

     In the event of a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, the holders of a series of Preferred Stock will be entitled, subject to the rights of creditors, but before any distribution or payment to the holders of Common Stock or any Junior Stock on liquidation, dissolution or winding up of the Company, to receive a liquidating distribution in the amount of the liquidation preference per share as set forth in the applicable Prospectus Supplement plus accrued and unpaid dividends for the then-current dividend period (including any accumulation in respect of unpaid dividends for prior dividend periods, if dividends on such series of Preferred Stock are cumulative). If the amounts available for distribution with respect to a series of Preferred Stock and all other outstanding Parity Stock are not sufficient to satisfy the full liquidation rights of all such Preferred Stock outstanding and such other Parity Stock outstanding, then the holders of each such series will share ratably in any such distribution of assets in proportion to the full respective preferential amount (which in the case of Preferred Stock may include accumulated dividends) to which they are entitled. Unless otherwise provided in the applicable Preferred Stock Designation for a particular series of Preferred Stock, after payment of the full amount of the liquidation distribution, the holders of Preferred Stock will not be entitled to any further participation in any distribution of assets by the Company.

VOTING

     The Preferred Stock of a series will not be entitled to vote, except as described below or in the applicable Prospectus Supplement. Without the affirmative vote of a majority of the Preferred Stock then outstanding (voting separately as a class together with any Parity Stock), the Company may not (i) increase or decrease the aggregate number of authorized shares of such class or increase the aggregate number of authorized shares of any security ranking prior to the Preferred Stock, (ii) increase or decrease the par value of the shares of holders of such class, or (iii) alter or change the voting or other powers, preferences or special rights of such class so as to affect them adversely. An amendment which increases the number of authorized shares of or authorizes the creation or issuance of other classes or series of Junior Stock or Parity Stock, or substitutes the surviving entity in a merger, consolidation, reorganization or other business combination for the Company, shall not be considered to be such an adverse change.

NO OTHER RIGHTS

     The shares of a series of Preferred Stock will not have any preferences, voting powers or relative, participating, optional or other special rights except as set forth above or described in the applicable Prospectus Supplement, set forth in the Certificate or in the applicable Preferred Stock Designation or as otherwise required by law.

TRANSFER AGENT AND REGISTRAR

     The transfer agent for each series of Preferred Stock will be described in the related Prospectus Supplement.

RESTRICTIONS ON OWNERSHIP

     As discussed above, for the Company to maintain its qualification as a REIT under the Code, (i) not more than 50% in value of its outstanding Capital Stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code) during the last half of a taxable year, (ii) the Capital Stock, which term includes the Preferred Stock, must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year and (iii) certain percentages of the Company's gross income must be from particular activities. For a discussion of the restriction on ownership of Preferred Stock, see "Description of Common Stock-Restrictions on Transfer" above.

DELAWARE ANTI-TAKEOVER STATUTE

     See "Description of Common Stock-Delaware Anti-Takeover Statute" above.

                        DESCRIPTION OF DEPOSITARY SHARES

     The Company may, at its option, elect to offer fractional interests in shares of Preferred Stock, rather than a full share of Preferred Stock. In such event, receipts ("Depositary Receipts") for such Depositary Shares, each of which will represent a fraction (to be set forth in the Prospectus Supplement relating to a particular series of Preferred Stock) of a share of a particular series of Preferred Stock, will be issued as described below.

     Any series of Preferred Stock represented by Depositary Shares will be deposited under a Deposit Agreement (the "Deposit Agreement") between the Company and a depositary specified in the applicable

Prospectus Supplement (the "Depositary"). Subject to the terms of the Deposit Agreement, each owner of a Depositary Share will be entitled, in proportion to the applicable fraction of a share of Preferred Stock represented by such Depositary Share, to all the rights and preferences of the Preferred Stock represented thereby (including dividend, voting, redemption, subscription and liquidation rights).

     The description set forth above and in any Prospectus Supplement of certain provisions of the Deposit Agreement, the Depositary Shares and the Depositary Receipts does not purport to be complete and is subject to and qualified in its entirety by reference to the forms of Deposit Agreement and Depositary Receipts relating to each series of Preferred Stock which have been or will be filed with the Commission at or prior to the time of the offering of such series of the Preferred Stock. If so indicated in a Prospectus Supplement, the terms of any series of Depositary Shares may differ from the terms set forth herein.

DIVIDENDS AND OTHER DISTRIBUTIONS

     The Depositary will distribute all cash dividends or other cash distributions received in respect of the Preferred Stock to the record holders of Depositary Shares relating to such Preferred Stock in proportion to the numbers of such Depositary Shares owned by such holders on the relevant Record Date. The Depositary shall distribute only such amount, however, as can be distributed without attributing to any holder of Depositary Shares a fraction of one cent, and the balance not so distributed shall be added to and treated as part of the next sum received by the Depositary for distribution to record holders of Depositary Shares.

     In the event of a distribution other than in cash, the Depositary will distribute property received by it to the record holders of Depositary Shares in an equitable manner, unless the Depositary determines that it is not feasible to make such distribution, in which case the Depositary may sell such property and distribute the net proceeds from such sale to such holders.

     The Deposit Agreement will also contain provisions relating to the manner in which any subscription or similar rights offered by the Company to holders of the Preferred Stock shall be made available to the holders of Depositary Shares.

REDEMPTION OF DEPOSITARY SHARES

     If a series of Preferred Stock represented by Depositary Shares is subject to redemption, the Depositary Shares will be redeemed from the proceeds received by the Depositary resulting from the redemption, in whole or in part, of such series of Preferred Stock held by the Depositary. The Depositary shall mail notice of redemption not less than 30 and not more than 60 days prior to the date fixed for redemption to the record holders of the Depositary Shares to be so redeemed at their respective addresses appearing in the Depositary's books. The redemption price per Depositary Share will be equal to the applicable fraction of the redemption price per share payable with respect to such series of the Preferred Stock. Whenever the Company redeems Preferred Stock held by the Depositary, the Depositary will redeem as of the same redemption date the number of Depositary Shares representing Preferred Stock so redeemed. If fewer than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected by lot or pro rata as may be determined to be equitable by the Depositary.

     After the date fixed for redemption, the Depositary Shares so called for redemption will no longer be outstanding and all rights of the holders of the Depositary Shares will cease, except the right to receive the money, securities, or other property payable upon such redemption and any money, securities, or other property to which the holders of such Depositary Shares were entitled upon such redemption upon surrender to the Depositary of the Depositary Receipts evidencing such Depositary Shares.

VOTING THE PREFERRED STOCK

     Upon receipt of notice of any meeting at which the holders of the Preferred Stock are entitled to vote, the Depositary will mail the information contained in such notices of meeting to the record holders of the Depositary Shares relating to such Preferred Stock. Each record holder of such Depositary Shares on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the amount of the Preferred Stock represented by such holder's Depositary Shares. The Depositary will endeavor, insofar as practicable, to vote the number of shares of Preferred Stock represented by such Depositary Shares in accordance with such instructions, and the Company will agree to take all reasonable action which may be deemed necessary by the Depositary in order to enable the Depositary to do so. The Depositary will abstain from voting the Preferred Stock to the extent it does not receive specific instructions from the holder of Depositary Shares representing such shares of Preferred Stock.

AMENDMENT AND TERMINATION OF THE DEPOSIT AGREEMENT

     The form of Depositary Receipt evidencing the Depositary Shares and any provision of the Deposit Agreement may be amended at any time by agreement between the Company and the Depositary. However, any amendment which materially and adversely alters the rights of the holders of Depositary Shares will not be effective unless such amendment has been approved by the holders of at least a majority of the Depositary Shares then outstanding. The Deposit Agreement will only terminate if (i) all outstanding Depositary Shares related thereto have been redeemed or (ii) there has been a final distribution in respect of the Preferred Stock in connection with any liquidation, dissolution or winding up of the Company and such distribution has been distributed to the holders of the related Depositary Shares.

CHARGES OF DEPOSITARY

     The Company will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. The Company will pay charges of the Depositary in connection with the initial deposit of the Preferred Stock and issuance of Depositary Receipts, all withdrawals of Preferred Stock by owners of Depositary Shares and any redemption of the Preferred Stock. Holders of Depositary Receipts will pay all other transfer and other taxes and governmental charges and such other charges as are expressly provided in the Deposit Agreement to be for their accounts.

RESIGNATION AND REMOVAL OF DEPOSITARY

     The Depositary may resign at any time by delivering to the Company notice of its election to do so, and the Company may at any time remove the Depositary, any such resignation or removal to take effect upon the appointment of a successor Depositary and such successor Depositary's acceptance of the appointment. Such successor Depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

RESTRICTIONS ON OWNERSHIP

     In order to safeguard the Company against an inadvertent loss of REIT status, the Deposit Agreement or the Certificate will contain provisions restricting the ownership and transfer of Depositary Shares. Such restrictions will be described in the applicable Prospectus Supplement and will be referenced on the applicable Depositary Receipts.

MISCELLANEOUS

     The Depositary will forward all reports and communications from the Company which are delivered to the Depositary and which the Company is required or otherwise determines to furnish to the holders of the Preferred Stock.

     Neither the Depositary nor the Company will be liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the Deposit Agreement. The obligations of the Company and the Depositary under the Deposit Agreement will be limited to performance in good faith of their duties thereunder and they will not be obligated to prosecute or defend any legal proceeding in respect of any Depositary Shares or Preferred Stock unless satisfactory indemnity is furnished. They may rely upon written advice of counsel or accountants, or information provided by persons presenting Preferred Stock for deposit, holders of Depositary Shares or other persons believed to be competent and on documents believed to be genuine.

                      DESCRIPTION OF COMMON STOCK WARRANTS

     The Company may issue warrants for the purchase of Common Stock ("Common Stock Warrants"). Common Stock Warrants may be issued independently or together with any other Securities and may be attached to or separate from any such Securities. Each series of Common Stock Warrants will be issued under a separate warrant agreement (a "Warrant Agreement") to be entered into between the Company and a warrant agent specified in the applicable Prospectus Supplement (the "Warrant Agent"). The Warrant Agent will act solely as an agent of the Company in connection with the Common Stock Warrants of such series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of Common Stock Warrants. The following summary of certain provisions of the Common Stock Warrants does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the Warrant Agreement that will be filed with the Commission in connection with the offering of such Common Stock Warrants.

     The applicable Prospectus Supplement will describe the terms of the Common Stock Warrants in respect of which this Prospectus is being delivered, including, where applicable, the following: (a) the title of such Common Stock Warrants; (b) the aggregate number of such Common Stock Warrants; (c) the price or prices at which such Common Stock Warrants will be issued; (d) the number of shares of Common Stock purchasable upon exercise of such Common Stock Warrants;
(e) if applicable, the designation and terms of the Securities with which such Common Stock Warrants are issued and the number of such Common Stock Warrants issued with each such Security; (f) the date, if any, from and after which such Common Stock Warrants and any Securities issued therewith will be separately transferable; (g) the number of shares of Common Stock purchasable upon exercise of a Common Stock Warrant and the price at which such shares may be purchased upon exercise (which price may be payable in cash, securities, or other property); (h) the date on which the right to exercise such Common Stock Warrant shall commence and the date on which such right shall expire; (i) the minimum or maximum amount of such Common Stock Warrants which may be exercised at any one time; (j) the antidilution provisions of such Common Stock Warrants, if any; (k) a discussion of certain federal income tax considerations; and (l) any other terms of such Common Stock Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Common Stock Warrants.

     Reference is made to the section captioned "Description of Common Stock" for a general description of the Common Stock to be acquired upon the exercise of the Common Stock Warrants, including a description of certain restrictions on the ownership of Common Stock.

                         DESCRIPTION OF DEBT SECURITIES

     The following description sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms and provisions of the series of Debt Securities offered by a Prospectus Supplement, including any additional covenants or changes to existing covenants relating to such series, and the extent to which such general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement relating to such series of Debt Securities.

     The Debt Securities are to be issued under an Indenture, as supplemented (the "Debt Indenture"), between the Company and a trustee to be named prior to an offering of Debt Securities (the "Debt Trustee"). The following summaries of certain provisions of the Debt Securities and the Debt Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Debt Securities and the Debt Indenture, including the definitions therein of certain terms. Particular sections of the Debt Indenture which are relevant to the discussion are cited parenthetically.

Wherever particular sections or defined terms of the Debt Indenture are referred to, it is intended that such sections or defined terms shall be incorporated herein by reference. Capitalized terms not otherwise defined herein shall have the meaning ascribed to such terms in the Debt Indenture.

GENERAL

     The Debt Indenture does not limit the amount of Debt Securities which can be issued thereunder or the amount of debt which may otherwise be incurred by the Company, and additional Debt Securities may be issued under the Debt Indenture up to the aggregate principal amount which may be authorized from time to time by, or pursuant to a resolution of, the Company's Board of Directors or by a supplemental indenture. Reference is made to the applicable Prospectus Supplement for the following terms, if applicable, of the particular series of Debt Securities being offered thereby: (i) the title of the Debt Securities of the series; (ii) any limit upon the aggregate principal amount of the Debt Securities of the series; (iii) the date or dates on which the principal of the Debt Securities of the series will be payable; (iv) the rate or rates (or manner of calculation thereof), if any, at which the Debt Securities of the series will bear interest, the date or dates from which any such interest will accrue and on which such interest will be payable, and, with respect to Debt Securities of the series issued in registered form, the record date for the interest payable on any interest payment date; (v) the place or places where the principal of and interest, if any, on the Debt Securities of the series will be payable; (vi) any redemption or sinking fund provisions; (vii) the denominations in which Debt Securities of the series shall be issuable; (viii) if other than the principal amount thereof, the portion of the principal amount of Debt Securities of the series which will be payable upon declaration of acceleration of the maturity thereof; (ix) whether the Debt Securities of the series will be issuable in registered or bearer form or both, any restrictions applicable to the offer, sale or delivery of Debt Securities in bearer form ("bearer Debt Securities") and whether and the terms upon which bearer Debt Securities will be exchangeable for Debt Securities in registered form ("registered Debt Securities") and vice versa; (x) the terms and conditions, if any, on which the Debt Securities of the series are convertible into Common Stock or Debt Securities of a different series; (xi) whether and under what circumstances the Company will pay additional amounts on the Debt Securities of the series held by a person who is not a U.S. person (as defined below) in respect of taxes or similar charges withheld or deducted and, if so, whether the Company will have the option to redeem such Debt Securities rather than pay such additional amounts; (xii) the currencies in which payments of interest, premium or principal are payable with respect to such Debt Securities; (xiii) whether the Debt Securities of any series will be issued as one or more Global Securities; (xiv) whether Debt Securities of the series will be issuable in Tranches; and (xv) any additional provisions or other terms not inconsistent with the provisions of the Debt Indenture, including any terms which may be required by or advisable under United States laws or regulations or advisable in connection with the marketing of Debt Securities of such series. (Section 2.1 and 2.2) To the extent not described herein, principal and interest, if any, will be payable, and the Debt Securities of a particular series will be transferable, in the manner described in the Prospectus Supplement relating to such series. "Principal" when used herein includes, when appropriate, the premium, if any, on the Debt Securities.

     Each series of Debt Securities will constitute unsecured and unsubordinated indebtedness of the Company and will rank on a parity with the Company's other unsecured and unsubordinated indebtedness. Unless otherwise described in a Prospectus Supplement, there are no covenants or "event risk" provisions contained in the Debt Indenture that may afford holders of Debt Securities protection in the event of a highly leveraged transaction involving the Company.

     Debt Securities of any series may be issued as registered Debt Securities or bearer Debt Securities or both as specified in the terms of the series. Additionally, Debt Securities of any series may be represented by a single global note registered in the name of a depository's nominee and, if so represented, beneficial interests in such global note will be shown on, and transfers thereof will be effected only through, records maintained by a designated depository and its participants. Unless otherwise indicated in the Prospectus Supplement, Debt Securities will be issued in the denomination of $1,000 and integral multiples thereof and bearer Debt Securities will not be offered, sold, resold or delivered to U.S. persons in connection with their original issuance. Debt Securities of any series may be denominated in and payments of principal and interest may be made in United States dollars or any other currency, including composite currencies such as the European Currency Unit. For purposes of this Prospectus, "U.S. person" means a citizen or resident of the United States, any corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, or any estate or trust the income of which is subject to United States federal income taxation regardless of its source.

     To the extent set forth in a Prospectus Supplement, except in special circumstances set forth in the Debt Indenture, interest on bearer Debt Securities will be payable only against presentation and surrender of the coupons for the interest installments evidenced thereby as they mature at a paying agency of the Company located outside of the United States and its possessions. (Section 2.5(c)) The Company will maintain such an agency for a period of two years after the principal of such bearer Debt Securities has become due and payable. During any period thereafter for which it is necessary in order to conform to United States tax laws or regulations, the Company will maintain a paying agent outside of the United States and its possessions to which the bearer Debt Securities and coupons related thereto may be presented for payment and will provide the necessary funds therefor to such paying agent upon reasonable notice. (Section 2.4)

     Bearer Debt Securities and the coupons related thereto will be transferable by delivery. (Section 2.8(f))

     If appropriate, United States federal income tax consequences applicable to a series of Debt Securities will be described in the Prospectus Supplement relating thereto.

BOOK-ENTRY REGISTRATION

     If a Prospectus Supplement so indicates, the Debt Securities will be represented by one or more certificates (the "Global Securities"). The Global Securities representing Debt Securities will be deposited with, or on behalf of, The Depository Trust Company ("DTC") or other successor depository appointed by the Company (DTC or such other depository is herein referred to as the "Depository") and registered in the name of the Depository or its nominee. Debt Securities represented by a Global Security will not be issuable in definitive form.

     DTC currently limits the maximum denomination of any single Global Security to $200,000,000. Therefore, for purposes hereof, "Global Security" refers to the Global Security or Global Securities representing the entire issue of Debt Securities of a particular series.

     DTC has advised the Company and any underwriters, dealers or agents named in a Prospectus Supplement as follows: DTC is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants ("DTC Participants") and to facilitate the clearance and settlement of securities transactions between DTC Participants through electronic book-entry changes in accounts of DTC Participants, thereby eliminating the need for physical movement of securities certificates. DTC Participants include securities brokers and dealers, banks, trust companies and clearing corporations. Indirect access to the DTC book-entry system is also available to others, such as banks, brokers, dealers and trust companies, that clear through or maintain a custodial relationship with a DTC Participant, either directly or indirectly ("Indirect Participants").

     Upon the issuance by the Company of Debt Securities represented by a Global Security, DTC will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of DTC Participants. The accounts to be credited shall be designated by the underwriters, dealers or agents. Ownership of beneficial interests in the Global Security will be limited to DTC Participants and Indirect Participants. Ownership of beneficial interests in Debt Securities represented by the Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC (with respect to interests of DTC

Participants), or by DTC Participants or Indirect Participants (with respect to persons other than DTC Participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in the Global Security.

     So long as the Depository for the Global Security, or its nominee, is the registered owner of the Global Security, the Depository or its nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the Debt Indenture. Except as provided below, owners of beneficial interests in Debt Securities represented by the Global Security will not be entitled to have Debt Securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities in definitive form and will not be considered the owners or holders thereof under the Debt Indenture.

     Payments of principal of and interest, if any, on the Debt Securities represented by the Global Security registered in the name of DTC or its nominee will be made by the Company through the Debt Trustee under the Debt Indenture or a paying agent (the "Paying Agent"), which may also be the Debt Trustee under the Debt Indenture, to DTC or its nominee, as the case may be, as the registered owner of the Global Security. Neither the Company, the Debt Trustee, nor the Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company has been advised that DTC, upon receipt of any payment of principal or interest in respect of a Global Security, will credit immediately the accounts of DTC Participants with payment in amounts proportionate to their respective holdings in principal amount of beneficial interest in such Global Security as shown on the records of DTC. The Company expects that payments by DTC Participants to owners of beneficial interests in a Global Security will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name" and will be the responsibility of such DTC Participants.

     If the Depository with respect to a Global Security is at any time unwilling or unable to continue as Depository and a successor Depository is not appointed by the Company within 90 days, the Company will issue certificated notes in exchange for the Debt Securities represented by such Global Security.

     The information contained in this section concerning DTC and DTC's book-entry system has been obtained from sources that the Company believes to be reliable but the Company takes no responsibility for the accuracy thereof.

SAME-DAY SETTLEMENT

     If a Prospectus Supplement so indicates, settlement for the Debt Securities will be made by the underwriters, dealers or agents in immediately available funds and all payments of principal and interest on the Debt Securities will be made by the Company in immediately available funds. Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearinghouse or next-day funds. In contrast, the Debt Securities subject to settlement in immediately available funds will trade in the Depository's Same-Day Funds Settlement System until maturity, and secondary market trading activity in such Debt Securities will therefore be required by the Depository to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Debt Securities.

EXCHANGE OF DEBT SECURITIES

     Registered Debt Securities may be exchanged, subject to certain specified restrictions, for an equal aggregate principal amount of registered Debt Securities of the same series and date of maturity in such authorized denominations as may be requested upon surrender of the registered Debt Securities at an agency of the Company maintained for such purpose and upon fulfillment of all other requirements of such agent. (Section 2.8(a))

     To the extent permitted by the terms of a series of Debt Securities authorized to be issued in registered form and bearer form, bearer Debt Securities may be exchanged for an equal aggregate principal amount of registered or bearer Debt Securities of the same series and date of maturity in such authorized denominations as may be requested upon surrender of the bearer Debt Securities with all unpaid coupons relating thereto at an agency of the Company maintained for such purpose and upon fulfillment of all other requirements of such agent. (Section 2.8(b)) As of the date of this Prospectus, temporary United States Treasury regulations essentially prohibit exchanges of registered Debt Securities for bearer Debt Securities and, unless such regulations are modified, the terms of a series of Debt Securities will not permit registered Debt Securities to be exchanged for bearer Debt Securities.

AMENDMENT AND WAIVER

     Subject to certain exceptions, the Debt Indenture and the Debt Securities may be amended or supplemented by the Company and the Debt Trustee with the written consent of the holders of a majority in principal amount of the outstanding Debt Securities of each series affected by the amendment or supplement (with each series voting as a class), or compliance with any provision may be waived with the consent of the holders of a majority in principal amount of the outstanding Debt Securities of each series affected by such waiver (with each series voting as a class). However, without the consent of each Securityholder affected, an amendment or waiver may not (i) reduce the amount of Debt Securities whose holders must consent to an amendment or waiver,
(ii) change the rate of or change the time for payment of interest on any Debt Security; (iii) change the principal of or change the Stated Maturity of any Debt Security; (iv) reduce any premium payable upon redemption of any Debt Security; (v) waive a default in the payment of the principal of or interest on any Debt Security; (vi) make any Debt Security payable in money other than that stated in the Debt Security; or (vii) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security. (Section 9.02) The Debt Indenture may be amended or supplemented without the consent of any Securityholder (i) to cure any ambiguity, defect or inconsistency in the Debt Indenture or in the Debt Securities of any series; (ii) to provide for the assumption of all the obligations of the Company under the Debt Securities and any coupons appertaining thereto and under the Debt Indenture by any corporation in connection with a merger, consolidation, or transfer or lease of the Company's property and assets substantially as an entirety, as provided for in the Debt Indenture; (iii) to secure the Debt Securities; (iv) to provide for uncertificated Debt Securities in addition to or in place of certificated Debt Securities; (v) to make any change that does not adversely affect the rights of any Securityholder; (vi) to provide for the issuance of and establish the form and terms and conditions of a series of Debt Securities or to establish the form of any certifications required to be furnished pursuant to the terms of the Debt Indenture or any series of Debt Securities; or (vii) to add to rights of Securityholders. (Section 9.1)

SUCCESSOR ENTITY

     The Company may consolidate with, or merge into, or be merged into, or transfer or lease its property and assets substantially as an entirety to, another U.S. corporation which assumes all the obligations of the Company under the Debt Securities and any coupons appertaining thereto and under the Debt Indenture if, after giving effect thereto, no default under the Debt Indenture shall have occurred and be continuing. Thereafter, except in the case of a lease, all such obligations of the Company shall terminate. (Section 5.1 and Section 5.2)

DEFEASANCE, SATISFACTION AND DISCHARGE OF THE DEBT SECURITIES PRIOR TO MATURITY

     Defeasance. Unless provided for otherwise in a Prospectus Supplement, if the Company shall deposit with the Debt Trustee, in trust, at or before maturity, lawful money or direct obligations of the United States of America or obligations the principal of and interest on which are guaranteed by the United States of America in such amounts and maturing at such times that the proceeds of such obligations to be received upon the respective maturities and interest payment dates of such obligations will provide funds sufficient, in the opinion of a nationally recognized firm of independent public accountants chosen by the Company, to pay when due the principal of and interest on the Debt Securities to maturity (such money or direct obligations of, or obligations guaranteed by, the United States of America, initially deposited or equivalent cash or securities subsequently exchanged therefor, to be held as security for the payment of such principal and interest), then the Company may omit to comply with certain of the terms of the Debt Indenture as they relate to the Debt Securities, and the Event of Default described in clause (iv) under the caption "Description of Debt
Securities -- Events of Default," and such other restrictive covenants or Events of Default as may be set forth in the Prospectus Supplement. Defeasance of the Debt Securities would be subject to the satisfaction of certain conditions, including, among others, (i) the absence of an Event of Default at the date of the deposit, (ii) the perfection of the holders' interest in such deposit and
(iii) that such deposit would not result in a breach of a material instrument by which the Company is bound. (Section 8.2)

     Satisfaction and Discharge. Upon the deposit of money or securities contemplated above and the satisfaction of certain conditions, the Company may omit to comply with its obligations duly and punctually to pay the principal of and interest on the Debt Securities, or with any Events of Default with respect thereto, and thereafter the holders of Debt Securities shall be entitled only to payment out of the money or securities deposited with the Debt Trustee. Such conditions may include, among others, (i) except in certain limited circumstances involving a deposit made within one year of maturity, (A) the absence of an Event of Default at the date of deposit or on the 91st day thereafter, and (B) the delivery to the Debt Trustee by the Company of an opinion of nationally recognized tax counsel to the effect that holders of Debt Securities will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and discharge and will be subject to Federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and discharge had not occurred, and (ii) the receipt by the Company of an opinion of counsel to the effect that such satisfaction and discharge will not result in a violation of the rules of any nationally recognized exchange on which the Debt Securities are listed. (Section 8.1)

EVENTS OF DEFAULT

     The following events are defined in the Debt Indenture as "Events of Default" with respect to a series of Debt Securities: (i) default in the payment of interest on any Debt Security of such series for 30 days; (ii) default in the payment of the principal of any Debt Security of such series; (iii) default in the payment of any sinking fund installment required to be made by the Company with respect to any series of Debt Securities; (iv) failure by the Company for 90 days after notice to it to comply with any of its other agreements in the Debt Securities of such series, in the Debt Indenture or in any supplemental indenture under which the Debt Securities of that series may have been issued; and (v) certain events of bankruptcy or insolvency. (Section 6.1) If an Event of Default occurs with respect to the Debt Securities of any series and is continuing, the Debt Trustee or the holders of at least 25% in principal amount of all of the outstanding Debt Securities of that series may declare the principal (or, if the Debt Securities of that series are original issue discount Debt Securities, such portion of the principal amount as may be specified in the terms of that series) of, and any accrued interest on, all the Debt Securities of that series to be due and payable. Upon such declaration, such principal (or, in the case of original issue discount Debt Securities, such specified amount) and all accrued interest thereon shall be due and payable immediately. (Section 6.2)

     Securityholders may not enforce the Debt Indenture or the Debt Securities, except as provided in the Debt Indenture. (Section 6.6) The Debt Trustee may require indemnity satisfactory to it before it enforces the Debt Indenture or the Debt Securities. (Section 7.1(f)) Subject to certain limitations, holders of a majority in principal amount of the Debt Securities of each series affected (with each series voting as a class) may direct the Debt Trustee in its exercise of any trust power. (Section 6.5) The Debt Trustee may withhold from Securityholders notice of any continuing default (except a default in payment of principal or interest) if it determines in good faith that withholding notice is in their interests. (Section 7.5) The

Company is not required under the Debt Indenture to furnish any periodic evidence as to the absence of default or as to compliance with the terms of the Debt Indenture.

CONCERNING THE DEBT TRUSTEE

     The Company may maintain banking relationships in the ordinary course of business with the Debt Trustee.

                              PLAN OF DISTRIBUTION

     The Company may sell the Securities in or outside the United States through underwriters or dealers, directly to one or more purchasers, or through agents. The Prospectus Supplement with respect to the Securities will set forth the terms of the offering of the Securities, including the name or names of any underwriters, dealers, or agents, the purchase price of the Securities and the proceeds to the Company from such sale, any delayed delivery arrangements, any underwriting discounts and other items constituting underwriters' compensation, the initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers, and any securities exchanges on which the Securities may be listed.

     If underwriters are used in the sale of the Securities, the Securities may be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter or underwriters with respect to a particular underwritten offering of Securities will be named in the Prospectus Supplement relating to such offering, and if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover of such Prospectus Supplement. Unless otherwise set forth in the Prospectus Supplement relating thereto, the obligations of the underwriters or agents to purchase the Securities will be subject to conditions precedent and the underwriters will be obligated to purchase all the Securities if any are purchased. The initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     If dealers are utilized in the sale of Securities with respect to which this Prospectus is delivered, the Company will sell such Securities to the dealers as principals. The dealers may then resell such Securities to the public at varying prices to be determined by such dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in the Prospectus Supplement relating thereto.

     Securities may be sold directly by the Company or through agents designated by the Company from time to time at fixed prices, which may be changed, or at varying prices determined at the time of sale. Any agent involved in the offer or sale or the Securities with respect to which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent will be set forth, in the Prospectus Supplement relating thereto. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

     In connection with the sale of the Securities, underwriters or agents may receive compensation from the Company or from purchasers of Securities from whom they may act as agents in the form of discounts, concessions or commissions. Underwriters, agents, and dealers participating in the distribution of the Securities may be deemed to be underwriters and any discounts or commissions received by them from the Company and any profit on the resale of the Securities by them may be deemed to be underwriting discounts or commissions under the Securities Act.

     If so indicated in the Prospectus Supplement, the Company will authorize agents, underwriters, or dealers to solicit offers from certain types of institutions to purchase Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the Prospectus Supplement, and the Prospectus Supplement will set forth the commission payable for solicitation of such contracts.

     Agents, dealers, and underwriters may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments that such agents, dealers, or underwriters may be required to make with respect thereto. Agents, dealers, and underwriters may be customers of, engage in transactions with, or perform services for the Company in the ordinary course of business.

     The Preferred Stock, the Depositary Shares, the Common Stock Warrants and the Debt Securities may or may not be listed on a national securities exchange. The Common Stock currently trades on the NYSE, and any Common Stock offered hereby will be listed on the NYSE, subject to an official notice of issuance. No assurances can be given that there will be a market for the Securities.

                                 LEGAL MATTERS

     Certain legal matters concerning the validity of the Securities will be passed upon for the Company by Neal, Gerber & Eisenberg, Chicago, Illinois. Marshall E. Eisenberg, a partner of Neal, Gerber & Eisenberg, is the Secretary of the Company.

                                    EXPERTS

     The consolidated financial statements and schedule of the Company as of December 31, 1996 and 1995 and for the three years in the period ended December 31, 1996 and the consolidated financial statements of Westfield America, Inc. (formerly CenterMark Properties, Inc.) as of December 31, 1995 and for the year ended December 31, 1995 and the periods from February 12, 1994 through December 31, 1994 and from January 1, 1994 through February 11, 1994 have been incorporated by reference herein from the Company's Annual Report on Form 10-K for the year ended December 31, 1996, as amended by Form 10-K/A dated January 15, 1998, and the combined statement of revenues and certain expenses of the Lansing Mall, the Westwood Mall and the Lakeview Mall for the year ended December 31, 1995 has been incorporated by reference herein from the Company's Current Report on Form 8-K/A, as amended, dated February 18, 1997, as further amended by a Current Report on Form 8-K/A dated January 15, 1998, in reliance upon the reports of Coopers & Lybrand L.L.P., independent accountants, and upon the authority of that firm as experts in accounting and auditing.

     The consolidated financial statements and financial statement schedule of Westfield America, Inc. and Subsidiaries (formerly CenterMark Properties, Inc.) as of December 31, 1996 and for the year then ended have been incorporated by reference herein from the Company's Annual Report on Form 10-K for the year ended December 31, 1996, as amended by Form 10-K/A dated January 15, 1998, in reliance upon the report of Ernst & Young LLP, independent auditors, and upon authority of that firm as experts in accounting and auditing.

     The statement of revenues and certain expenses of Park Mall for the year ended December 31, 1995 has been incorporated by reference herein from the Company's Current Report on Form 8-K/A, as amended, dated February 18, 1997, as further amended by a Current Report on Form 8-K/A dated January 15, 1998, in reliance upon the report of Addison, Roberts & Ludwig, P.C., independent auditors, and upon the authority of that firm as experts in accounting and auditing.

     The statement of revenues and certain expenses of Market Place Shopping Center for the year ended December 31, 1996 has been incorporated by reference herein from the Company's Current Report on Form 8-K/A dated August 28, 1997 in reliance upon the report of Shepard Schwartz & Harris LLP, independent accountants, and upon the authority of that firm as experts in accounting and auditing.

     The statement of revenues and certain expenses of Southlake Mall for the year ended December 31, 1996 has been incorporated by reference herein from the Company's Current Report on Form 8-K/A dated August 28, 1997 in reliance upon the report of KPMG Peat Marwick LLP, independent accountants, and upon the authority of that firm as experts in accounting and auditing.

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  NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION
OR TO REPRESENT ANYTHING NOT CONTAINED IN THIS PROSPECTUS. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION OR REPRESENTATIONS. THIS PROSPECTUS IS AN OFFER TO SELL ONLY THE SHARES OFFERED BY THIS PROSPECTUS, BUT ONLY UNDER CIRCUMSTANCES AND IN JURISDICTIONS WHERE IT IS LAWFUL TO DO SO. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CURRENT ONLY AS OF ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                        PAGE
                                        ----
Risk Factors..........................   S-3
Forward-Looking Statements............  S-10
General Growth Properties, Inc........  S-11
Recent Developments...................  S-12
The Offering..........................  S-13
Use of Proceeds.......................  S-13
Price Range of Common Stock and         S-14
  Distributions.......................
Description of Common Stock...........  S-15
Federal Income Tax Considerations.....  S-18
Underwriting..........................  S-24
Validity of Common Stock..............  S-25
Experts...............................  S-25
Index to Financial Statements and Pro    F-1
  Forma Financial Information.........
                 PROSPECTUS
Available Information.................     2
Incorporation of Certain Documents by      2
  Reference...........................
The Company...........................     3
Use of Proceeds.......................     4
Consolidated Ratios of Earnings to         4
  Fixed Charges and Preferred Stock
  Dividends...........................
Capital Stock.........................     4
Description of Common Stock...........     4
Description of Preferred Stock........     7
Description of Depositary Shares......    10
Description of Common Stock               13
  Warrants............................
Description of Debt Securities........    13
Plan of Distribution..................    19
Legal Matters.........................    20
Experts...............................    20

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                               10,000,000 SHARES

                                 GENERAL GROWTH
                                PROPERTIES, INC.

                                  COMMON STOCK

                            ------------------------
                             PROSPECTUS SUPPLEMENT
                                  JULY 8, 1999
                            ------------------------

                                LEHMAN BROTHERS

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